UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

Transaction Statement under Section 13(e) of the Securities

Exchange Act of 1934 and Rule 13e-3 thereunder

Rule 13e-3 Transaction Statement under Section 13(e) of the

Securities Exchange Act of 1934

(Amendment No.4)

CHINA SHENGDA PACKAGING GROUP INC.

(Name of the Issuer)

Eastlake Capital Limited

Yida International Holdings Limited

Yida International Acquisition Limited

Mr. Nengbin Fang

Mr. Wuxiao Fang

Ms. Congyi Fang

Mr. Yueming Qi

Mr. Baishun Shen

Mr. Guofang Wang

Mr. Zumao Shi

Ms. Lanfang Zhang

Bigtree Capital Limited

Mr. Zhanggen Xu

Mr. Jinfa Ye

Mr. Huohong Wang

Mr. Daliang Teng

Ms. Haihua Yu

Envision Capital Partners, L.P.

CSV China Opportunities Fund, L.P.

Ray Shi China Small Mid Cap Select Fund

LB Holdings II, LLC

Newberg Road Partners, L.P.

(Names of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

16950v 206

(CUSIP Number)

Mr. Nengbin Fang	Ling Huang, Esq.
No. 2 Beitang Road	Cleary Gottlieb Steen & Hamilton LLP
Xiaoshan Economic and	45th Floor, Fortune Financial Center
Technological Development Zone	5 Dong San Huan Zhong Lu
Hangzhou, Zhejiang Province 311215	Chaoyang District, Beijing 100020
People’s Republic of China	People’s Republic of China
Tel: (86) 571-8283-8805	Tel: (86) 010-5920-1000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on behalf of the Filing Persons)

This statement is filed in connection with (check the appropriate box):

☐	a	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	b	The filing of a registration statement under the Securities Act of 1933.
☐	c	A tender offer
☒	d	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**
$5,192,181.75	$603.33

* The transaction valuation is estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(b) under the Securities Exchange Act of 1934, as amended (the “Securities Exchange Act”). The calculation assumes the purchase of all outstanding shares of common stock of the Issuer (other than the 7,041,997 shares of common stock of the Issuer already beneficially owned by the Filing Persons) at a purchase price of $7.25 in cash per share. According to the Issuer, there were 716,163 shares of common stock of the Issuer outstanding that were not beneficially owned by the Filing Persons as of May 21, 2015.

** The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2015, was calculated by multiplying the Transaction Valuation by 0.0001162.

☐ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A

Form or Registration No.: N/A

Filing Party: N/A

Date Filed: N/A

NEITHER THE U.S. SECURITIES EXCHANGE COMMISSION NOR ANY STATE OR OTHER SECURITIES COMMISSION HAS: APPROVED OR DISAPPROVED OF THE TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

TABLE OF CONTENTS

Page

SUMMARY TERM SHEET	1
Purposes of the Merger	1
Principal Terms of the Merger	2
Parties to the Merger	4
Position of the Filing Persons as to the Fairness of the Merger	6
Effect of the Merger	8
No Dissenter’s Rights for Holders of Common Stock	8
Where You Can Find More Information	8
INTRODUCTION	9
SPECIAL FACTORS	11
Background of the Transaction	11
Purposes	14
Alternatives	15
Reasons	15
Effect of the Merger on the Company	18
Plans after the Merger	20
CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES	21
MATERIAL PRC TAX CONSEQUENCES	23
FAIRNESS OF THE MERGER	25
Position of the Filing Persons as to the Fairness of the Merger	25
Factors Considered In Determining Fairness	25
REPORTS, OPINIONS, APPRAISALS, AND NEGOTIATIONS	30
CERTAIN FINANCIAL PROJECTIONS	43
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	46
TRANSACTION STATEMENT	47
Item 1. Summary Term Sheet	47
Item 2. Subject Company Information	47
Item 3. Identity and Background of Filing Persons	49
Item 4. Terms of the Transaction	53
Item 5. Past Contacts, Transactions, Negotiations and Agreements	56
Item 6. Purposes of the Transaction and Plans or Proposals	57
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SUMMARY TERM SHEET

This Summary Term Sheet summarizes the material information with respect to the proposed “short-form” merger involving China Shengda Packaging Group Inc., referred to herein as “Shengda Packaging” or the “Issuer,” as a result of which the common stock of Shengda Packaging will cease to be listed on the NASDAQ Capital Market and Shengda Packaging (as the surviving entity) will no longer be required to file annual reports and other periodic reports with the U.S. Securities and Exchange Commission, or the “SEC.” This summary does not contain all of the information that may be important to you. You should read this entire Schedule 13E-3 and the other documents to which this Schedule 13E-3 refers for a more complete understanding of the transactions being contemplated, how it affects you, what your rights are with respect to the merger as a stockholder of Shengda Packaging and the position of the “Filing Persons” (as described below) on the fairness of the merger to you. The Filing Persons are required to file this Schedule 13E-3 pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, referred to herein as the “Securities Exchange Act” and “Rule 13e-3” thereunder. References to “Dollars” or “$” in this Schedule 13E-3 are to United States Dollars and references to “RMB” or “renminbi” are to Chinese Renminbi (RMB).

Purposes of the Merger (Page 14)

The purpose of the merger is to effect a going-private transaction with respect to Shengda Packaging.

Mr. Nengbin Fang (the “Chairman”), Mr. Wuxiao Fang, Ms. Congyi Fang, Mr. Yueming Qi, Mr. Baishun Shen, Mr. Guofang Wang, Mr. Zumao Shi, Ms. Lanfang Zhang, Bigtree Capital Limited, Mr. Jinfa Ye, Mr. Huohong Wang, Mr. Daliang Teng, Ms. Haihua Yu, Envision Capital Partners, L.P., CSV China Opportunities Fund, L.P., Ray Shi China Small Mid Cap Select Fund, LB Holdings II, LLC and Newberg Road Partners, L.P., collectively referred to herein as the “Contributing Stockholders,” are currently the direct holders of approximately 90.8% of the outstanding shares of common stock of Shengda Packaging, par value $0.001 per share (the “Shares”). Immediately prior to the merger as described below, the Contributing Stockholders will contribute their Shares to Yida International Holdings Limited, a newly formed British Virgin Islands company and referred to herein as “Parent,” which will in turn contribute all of the Shares it will hold to Yida International Acquisition Limited, a newly formed Nevada company and a wholly-owned subsidiary of Parent, referred to herein as “Merger Sub,” pursuant to the Contribution and Subscription Agreement, dated as of May 21, 2015, by and among Parent, Merger Sub, the Chairman, Eastlake Capital Limited, a British Virgin Islands company wholly-owned by the Chairman (“Chairman SPV”) and the other Contributing Stockholders (the “Contribution Agreement”), which was filed as Exhibit 7.02 to a Schedule 13D as filed by the Contributing Stockholders with the SEC on May 21, 2015. The Contributing Stockholders intend to cause Merger Sub to merge with Shengda Packaging in a “short-form” merger, with Shengda Packaging continuing as the surviving corporation after the merger, as a means of acquiring all of the other Shares of Shengda Packaging not owned directly or indirectly by the Contributing Stockholders and providing a source of immediate liquidity to the holders of such Shares. Following the merger, Parent will own 100% of the common stock of Shengda Packaging.

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Principal Terms of the Merger (Page 53)

The Merger

Merger Sub is a newly formed Nevada company created by Parent for the purpose of effecting a merger with Shengda Packaging. Upon the contribution by Parent of its Shares to Merger Sub, Merger Sub will directly hold approximately 90.8% of the total outstanding Shares. At any time beginning at least 20 days following the date of the mailing of this Schedule 13E-3, or such later time as may be required to comply with Rule 13e-3 under the Securities Exchange Act, and all other applicable laws, Parent will cause Merger Sub to merge with Shengda Packaging in a “short-form” merger under Chapter 92A.180 of the Nevada Revised Statutes, referred to herein as the “NRS.” Shengda Packaging will be the surviving corporation after the merger.

No Vote Requirement

On May 21, 2015, the board of directors of Merger Sub adopted a Plan and Agreement of Merger (the “Plan of Merger”) to be effective upon the contribution by Parent of the Shares it will hold to Merger Sub, which will govern the terms of the merger of Merger Sub with and into Shengda Packaging with Shengda Packaging being the surviving entity of the merger. A copy of the Plan of Merger is attached hereto as Exhibit (d)(2). Under the NRS, no action is required by the board of directors of Shengda Packaging or the stockholders of Shengda Packaging (other than Merger Sub) for the merger to become effective. Parent and Merger Sub do not intend, nor are they required under the NRS, to enter into a merger agreement with Shengda Packaging or to seek the approval of the board of directors of Shengda Packaging for the merger. Holders of the Shares will not be entitled to vote their Shares with respect to the merger. The common stock of Shengda Packaging constitutes the only class of capital stock of Shengda Packaging that, in the absence of Chapter 92A.180 of the NRS, would be entitled to vote on the merger.

Merger Consideration

At the effective time of the merger, each Share issued and outstanding immediately prior to the effective time (other than the Shares owned by Parent, Merger Sub and the Contributing Stockholders and the Shares held in treasury, collectively, the “Excluded Shares”) will be automatically cancelled and converted into the right of its holder to receive $7.25 in cash, without interest (the “Merger Consideration”).

Shengda Packaging Shares Outstanding; Ownership by the Filing Persons

As of May 21, 2015, a total number of 7,758,160 Shares were outstanding. As of the date hereof, the Filing Persons were, in the aggregate, the deemed beneficial owners of 7,041,997 Shares or approximately 90.8% of the total outstanding Shares.

Payment for Shares

Prior to the effective time of the merger, Parent will designate a bank or trust company to act as the paying agent for the payment of the Merger Consideration. Prior to or at the effective time of the merger, Parent will deposit, or will cause to be deposited, with the paying agent an amount in cash sufficient for the paying agent to make payments to the stockholders of Shengda Packaging receiving the Merger Consideration (other than the holders of the Excluded Shares). As promptly as practical, after the effective time of the merger, the paying agent will mail to each stockholder of record (other than holders of the Excluded Shares) (a) a letter of transmittal in customary form and (b) instructions for use in effecting the surrender of any share certificate in exchange for the applicable Merger Consideration. Those documents should be read carefully. Please do not submit your share certificates before you have received these documents. See Item 4 “Terms of the Transaction” beginning on page 53 of this Schedule 13E-3.

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Post-Closing Put Right

Within 45 days after the merger is completed, each of Envision Capital Partners, L.P., CSV China Opportunities Fund, L.P., Ray Shi China Small Mid Cap Select Fund, LB Holdings II, LLC and Newberg Road Partners, L.P. (each, an “Other Contributing Stockholder” and collectively, the “Other Contributing Stockholders”) will have the right (the “Put Right”) to require Chairman SPV to purchase all but not less than all of the ordinary shares of Parent owned by such Other Contributing Stockholder (the “Put Securities”) at a price of $7.25 per share. The Other Contributing Stockholders are granted the Put Rights instead of simply being paid for their Shares together with the other unaffiliated stockholders of Shengda Packaging at a price of $7.25 per Share because by taking into account the Shares owned by the Other Contributing Stockholders, all of the Contributing Stockholders will beneficially own an aggregate of 7,041,997 Shares, or approximately 90.8% of the total outstanding Shares, which will enable them to pursue a “short-form” merger under Section 92A.180 of the NRS. The Contributing Stockholders believe that a “short-form” merger is the most cost-effective way for Parent to acquire all of the other Shares of Shengda Packaging not owned directly or indirectly by the Contributing Stockholders and to provide a source of immediate liquidity to the holders of such Shares. In addition, the Put Rights provide the Other Contributing Stockholders with liquidity to exit their investments in Shengda Packaging, as well as the possibility to benefit by participating in the long-term value of Shengda Packaging if any of them decides not to exercise its Put Right.

Source and Amount of Funds

The total amount of funds expected to be necessary to complete the merger and the related transactions is anticipated to be $11,693,452.50, including (a) payments in a total amount of $5,192,181.75 as the Merger Consideration to the stockholders of Shengda Packaging other than holders of the Excluded Shares and (b) payments in a total amount of $6,501,270.75 to the Other Contributing Stockholders to acquire their Put Securities if all of them decide to exercise their Put Rights. This amount is expected to be funded through the proceeds from the loan in an amount of $14,000,000.00, pursuant to the Facility Agreement (the “Facility Agreement”), dated as of May 21, 2015, by and between Chairman SPV and Primelink Investment Limited, a Cayman Islands company (“Primelink”), filed as Exhibit 7.03 to a Schedule 13D as filed by the Contributing Stockholders with the SEC on May 21, 2015. The funds necessary to complete the merger and the related transactions at the closing of the merger, including for the payment of the Merger Consideration to the stockholders of Shengda Packaging other than holders of the Excluded Shares, will be paid from accounts outside the People’s Republic of China, referred to herein as “PRC,” and such payment will not be subject to any restriction, registration, approval or procedural requirements under applicable PRC laws, rules and regulations. See Item 4 “Terms of the Transaction” beginning on page 53 of this Schedule 13E-3 and Item 10 “Source and Amount of Funds or Other Consideration” beginning on page 58 of this Schedule 13E-3.

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Parties to the Merger (Page 49)

“Filing Persons” refers to the following entities and individuals, each of whom is described in more details in Item 3 “Identity and Background of Filing Persons” beginning on page 49 of this Schedule 13E-3:

•	Parent
•	Merger Sub
•	Chairman SPV
•	The Chairman
•	Mr. Wuxiao Fang
•	Ms. Congyi Fang
•	Mr. Yueming Qi
•	Mr. Baishun Shen
•	Mr. Guofang Wang
•	Mr. Zumao Shi
•	Ms. Lanfang Zhang
•	Bigtree Capital Limited
•	Mr. Jinfa Ye
•	Mr. Huohong Wang
•	Mr. Daliang Teng
•	Ms. Haihua Yu
•	Envision Capital Partners, L.P.
•	CSV China Opportunities Fund, L.P.
•	Ray Shi China Small Mid Cap Select Fund
•	LB Holdings II, LLC
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•	Newberg Road Partners, L.P.

Parent is a British Virgin Islands company newly formed by Chairman SPV solely for the purpose of effecting the merger. Upon contribution of the Shares by the Contributing Stockholders to Parent in exchange for ordinary shares in Parent pursuant to the Contribution Agreement, (i) the Contributing Stockholders will directly or indirectly hold 100% equity ownership of Parent, and (ii) Parent will indirectly hold 7,041,997 Shares, or approximately 90.8% of the total outstanding Shares. Following the merger, Parent will own 100% of the common stock of Shengda Packaging as the surviving entity of the merger. The Chairman is the sole director of Parent.

Merger Sub is a Nevada company newly formed by Parent solely for the purpose of effecting the merger. Upon contribution of the Shares by Parent pursuant to the Contribution Agreement, (i) Parent will remain the sole stockholder of Merger Sub, and (ii) Merger Sub will directly hold 7,041,997 Shares, or approximately 90.8% of the total outstanding Shares. At the effective time of the merger, Merger Sub will merge with and into Shengda Packaging and the separate corporate existence of Merger Sub will cease.

Chairman SPV is a British Virgin Islands company wholly-owned by the Chairman. Chairman SPV was formed solely for the purpose of entering into the Contribution Agreement, the Facility Agreement and other related transaction agreements and consummating the transactions contemplated thereby.

The Chairman directly holds 1,041,262 Shares, or approximately 13.4% of the total outstanding Shares, as of the date hereof.

Mr. Wuxiao Fang directly holds 2,310,000 Shares, or approximately 29.8% of the total outstanding Shares, as of the date hereof.

Ms. Congyi Fang directly holds 840,000 Shares, or approximately 10.8% of the total outstanding Shares, as of the date hereof.

Mr. Yueming Qi directly holds 168,720 Shares, or approximately 2.2% of the total outstanding Shares, as of the date hereof.

Mr. Baishun Shen directly holds 264,588 Shares, or approximately 3.4% of the total outstanding Shares, as of the date hereof.

Mr. Guofang Wang directly holds 263,980 Shares, or approximately 3.4% of the total outstanding Shares, as of the date hereof.

Mr. Zumao Shi directly holds 200,000 Shares, or approximately 2.6% of the total outstanding Shares, as of the date hereof.

Ms. Lanfang Zhang directly holds 1,772 Shares, and through Bigtree Capital Limited indirectly holds 354,356 Shares, which collectively represent approximately 4.6% of the total outstanding Shares, as of the date hereof.

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Mr. Zhanggen Xu directly holds 369,592 Shares, or approximately 4.8% of the total outstanding Shares, as of the date hereof.

Mr. Jinfa Ye directly holds 215,000 Shares, or approximately 2.8% of the total outstanding Shares, as of the date hereof.

Mr. Huohong Wang directly holds 16,000 Shares, or approximately 0.2% of the total outstanding Shares, as of the date hereof.

Mr. Daliang Teng directly holds 30,000 Shares, or approximately 0.4% of the total outstanding Shares, as of the date hereof.

Ms. Haihua Yu directly holds 70,000 Shares, or approximately 0.9% of the total outstanding Shares, as of the date hereof.

Envision Capital Partners, L.P. directly holds 229,998 Shares, or approximately 3.0% of the total outstanding Shares, as of the date hereof.

CSV China Opportunities Fund, L.P. directly holds 150,758 Shares, or approximately 1.9% of the total outstanding Shares, as of the date hereof.

Ray Shi China Small Mid Cap Select Fund directly holds 232,104 Shares, or approximately 3.0% of the total outstanding Shares, as of the date hereof.

LB Holdings II, LLC directly holds 82,266 Shares, or approximately 1.1% of the total outstanding Shares, as of the date hereof.

Newberg Road Partners, L.P. directly holds 201,601 Shares, or approximately 2.6% of the total outstanding Shares, as of the date hereof.

Position of the Filing Persons as to the Fairness of the Merger (Page 25)

Under the rules governing going-private transactions, each Filing Person is deemed to be an affiliate of Shengda Packaging, and therefore required to express its belief as to the fairness of the merger to the unaffiliated stockholders of Shengda Packaging (that is, any stockholder of Shengda Packaging other than the Filing Persons or any other affiliate of Shengda Packaging). Each Filing Person is making the statements included in this section solely for the purposes of complying with the requirements of Rule 13e-3 and related rules under the Securities Exchange Act.

As further described below, the Filing Persons believe that the proposed merger is substantively fair to the unaffiliated stockholders of Shengda Packaging based on the consideration of the following factors, which are not listed in any relative order of importance:

•	The current and historical market prices of the Shares on a split-adjusted basis, including the fact that the Merger Consideration of $7.25 per Share represents a premium of 47.1% over Shengda Packaging’s closing price of $4.93 per Share on June 9, 2015, the last date on which the common stock of Shengda Packaging traded prior to the filing of the Schedule 13E-3 on June 10, 2015, and a premium of 59.3% to the volume-weighted average closing price of the common stock of Shengda Packaging on a split-adjusted basis during the 30 trading days prior to the filing of the Schedule 13E-3 on June 10, 2015.
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•	The Merger Consideration is all cash, which provides a specific amount of cash consideration for the Shares held by, and liquidity to, unaffiliated stockholders and allows the unaffiliated stockholders to avoid post-merger risks and uncertainties relating to the prospects of Shengda Packaging.
•	Parent retained Duff & Phelps, LLC, with its affiliates collectively referred to herein as “Duff & Phelps,” to deliver a financial analysis of Shengda Packaging to Parent. Duff & Phelps provided that financial analysis, dated June 5, 2015 (the “Financial Analysis”), to Parent for its sole use and benefit, which indicated, as of the date of the Financial Analysis and subject to the qualifications, limitations and assumptions set forth therein, illustrative implied values per share of the common stock of Shengda Packaging ranging from approximately $6.60 to $8.25. Notwithstanding that the Financial Analysis was delivered by Duff & Phelps to Parent for its sole use and benefit, the other Filing Persons relied upon the factors considered by and the analyses, determinations and conclusions of Duff & Phelps as described in “Special Factors - Reports, Opinions, Appraisals and Negotiations” in this Schedule 13E-3 beginning on page 30 and adopted such factors, analyses, determinations and conclusions as their own.
•	None of the Filing Persons has received an offer for their equity interests in Shengda Packaging from a third party within the past three years.
•	The Filing Persons beneficially own an aggregate of approximately 90.8% of the total outstanding Shares. As a result, the Filing Persons will be able to exert control over approval of any proposed transaction involving a change in control of Shengda Packaging. Because of the substantial ownership by the Filing Persons, independent third parties interested in a strategic transaction with Shengda Packaging are unlikely to commence a tender offer or any substantial market purchases without the Filing Persons’ consent.
•	Shengda Packaging stockholders do not currently have, and are not likely to see, substantial liquidity in their Shengda Packaging common stock. There is no substantial trading market for Shengda Packaging common stock, which trades sporadically on the NASDAQ Capital Market. Shengda Packaging shares have traded on only 66 days in 2015 through the date of this filing. Because the Filing Persons beneficially own approximately 90.8% of the total outstanding Shares, there is very limited public float and it is unlikely that substantial trading or liquidity will develop. The merger provides minority stockholders liquidity for their full holdings at a guaranteed price.
•	Most of Shengda Packaging’s minority stockholders have relatively small holdings. The merger will allow Shengda Packaging stockholders to liquidate their positions immediately for cash without having to pay brokerage fees or commissions.
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•	Based on Shengda Packaging’s disclosure in its annual report on Form 10-K for the year ended December 31, 2014, Shengda Packaging has no intention to pay dividends in the foreseeable future.
•	After the merger, Shengda Packaging will no longer be subject to the costly reporting and other disclosure requirements of the Exchange Act, including those instituted under the Sarbanes-Oxley Act of 2002, or “SOX.”

See “Special Factors - Fairness of the Merger - Position of the Filing Persons as to the Fairness of the Merger,” beginning on page 25 of this Schedule 13E-3.

Effect of the Merger (Page 18)

Completion of the merger will have the following effects:

•	Merger Sub will be merged with and into Shengda Packaging with Shengda Packaging being the surviving entity of the merger and wholly-owned by Parent.
•	Each Share issued and outstanding immediately prior to the effective time (other than the Excluded Shares) will be automatically cancelled and converted into the right of its holder to receive the Merger Consideration.
•	Only the Filing Persons will have the opportunity to participate in the future earnings and growth, if any, of Shengda Packaging (as the surviving entity of the merger). Similarly, only the Filing Persons will face the risk of losses generated by Shengda Packaging’s operations or the decline in value of Shengda Packaging after the merger.
•	Following the completion of the merger, the Shares will be delisted from the NASDAQ Capital Market and deregistered under the Securities Exchange Act. Thus, Shengda Packaging and its affiliates will no longer be subject to the burden and expense of reporting and other disclosure requirements of the Securities Exchange Act, including requirements to file annual and other periodic reports or to provide the type of disclosure contained in this Schedule 13E-3.

No Dissenter’s Rights for Holders of Common Stock (Page 56)

Pursuant to Section 92A.390 of the NRS, you are not entitled to dissenter’s rights or other statutory rights of appraisal under Nevada law in connection with the merger. See “No Dissenter’s Rights for Holders of Common Stock” beginning on page 56 of this Schedule 13E-3 for additional information.

Where You Can Find More Information (Pages 47 and 49)

Additional information regarding Shengda Packaging is available from its public filings with the SEC. See also Item 2 “Subject Company Information” and Item 3 “Identity and Background of the Filing Persons” beginning on pages 47 and 49, respectively, of this Schedule 13E-3.

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INTRODUCTION

This Transaction Statement on Schedule 13E-3 is being filed by the following entities and individuals, collectively referred to as the “Filing Persons”:

•	Parent
•	Merger Sub
•	Chairman SPV
•	The Chairman
•	Mr. Wuxiao Fang
•	Ms. Congyi Fang
•	Mr. Yueming Qi
•	Mr. Baishun Shen
•	Mr. Guofang Wang
•	Mr. Zumao Shi
•	Ms. Lanfang Zhang
•	Bigtree Capital Limited
•	Mr. Jinfa Ye
•	Mr. Huohong Wang
•	Mr. Daliang Teng
•	Ms. Haihua Yu
•	Envision Capital Partners, L.P.
•	CSV China Opportunities Fund, L.P.
•	Ray Shi China Small Mid Cap Select Fund
•	LB Holdings II, LLC
•	Newberg Road Partners, L.P.
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The Filing Persons are required to file this Schedule 13E-3 pursuant to Section 13(e) of the Securities Exchange Act and Rule 13e-3 thereunder.

This Schedule 13E-3 is being filed in connection with the proposed “short-form” merger between Merger Sub and Shengda Packaging pursuant to Section 92A.180 of the NRS, as a result of which the Shares will be delisted from the NASDAQ Capital Market and deregistered under the Securities Exchange Act and Shengda Packaging and its affiliates will no longer be required to file annual reports and other periodic reports with the SEC. The effective date of the merger is expected to occur 20 days following the date of the mailing of this Schedule 13E-3, or such later date as may be required to comply with Rule 13e-3 under the Securities Exchange Act and all other applicable laws.

As of May 21, 2015, there were a total number of 7,758,160 issued and outstanding Shares and approximately 390 stockholders of record.

Immediately prior to the merger, the Contributing Stockholders will contribute to Parent an aggregate of 7,041,997 Shares, or approximately 90.8% of the total outstanding Shares, and Parent will contribute such Shares to Merger Sub, pursuant to the Contribution Agreement.

Upon the consummation of the merger, each Share issued and outstanding immediately prior to the effective time (other than the Excluded Shares) will be automatically cancelled and converted into the right of its holder to receive the Merger Consideration.

Prior to the effective time of the merger, Parent will designate a bank or trust company to act as the paying agent for the payment of the Merger Consideration. Prior to or at the effective time of the merger, Parent will deposit, or will cause to be deposited, with the paying agent an amount in cash sufficient for the paying agent to make payments to the stockholders of Shengda Packaging (other than holders of the Excluded Shares). As promptly as practical, after the effective time of the merger, the paying agent will mail to each stockholder of record (other than holders of the Excluded Shares) (a) a letter of transmittal in customary form and (b) instructions for use in effecting the surrender of any share certificates in exchange for the applicable Merger Consideration. These documents should be read carefully.

Under the NRS, no action is required by the board of directors of Shengda Packaging or by the stockholders of Shengda Packaging (other than Merger Sub), for the merger to become effective. Shengda Packaging will be the surviving corporation in the merger. As a result of the merger, and pursuant to the terms of the Contribution Agreement, Parent will own all of the issued and outstanding capital stock of Shengda Packaging.

There is no issued and outstanding option or warrant to acquire any capital stock of Shengda Packaging.

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SPECIAL FACTORS

BACKGROUND OF THE TRANSACTION, PURPOSES,

ALTERNATIVES, REASONS AND EFFECTS OF THE MERGER

Background of the Transaction

Events described in this Background of the Merger occurred in China. As a result, China Standard Time is used for all dates and time given.

Since 2012, the Chairman has been reviewing his investment in Shengda Packaging as well as its status as a public company, including the possibility of taking Shengda Packaging private. The Chairman considered that (i) Shengda Packaging has incurred significant costs but has derived only minimal benefits from being a public company, (ii) the Shares have failed to attract interest from retail investors, institutional investors or market analysts and as a result an active and liquid market for the Shares has not developed and (iii) the lack of a trading market for the Shares and the low market capitalization of Shengda Packaging have deprived Shengda Packaging’s stockholders of the traditional liquidity benefits of being stockholder of a public reporting company.

On October 15, 2012, the Chairman submitted to the board of directors of Shengda Packaging a non-binding proposal of $1.40 per Share (which price does not reflect the effect of the reverse stock split of the Shares completed on May 18, 2015) to acquire all of the outstanding shares of Shengda Packaging’s common stock not owned by him and his family in a going-private transaction. As indicated in the proposal, the Chairman intended to fund the acquisition with a combination of debt and equity financing. Upon receipt of the proposal, the board of directors of Shengda Packaging established a special committee of independent directors (the “Special Committee”), which consists of Mr. Zhihai Mao, Mr. Michael Zhang and Mr. Yaoquan Zhang, to consider the proposal. On the same day, Shengda Packaging issued a press release regarding its receipt of the proposal letter, the transaction proposed therein and the establishment of the Special Committee, and furnished such press release as an exhibit to its Current Report on Form 8-K, filed with the SEC on October 15, 2012.

After the submission of the non-binding proposal, the Chairman discussed with representatives of Cleary Gottlieb Steen & Hamilton LLP (“Cleary”) regarding the going-private process and key issues in a potential transaction involving Shengda Packaging. On November 6, 2012, the Chairman decided to retain Cleary as his U.S. legal advisor in connection with a potential transaction.

On November 13, 2012, the Chairman delivered a letter to the Special Committee withdrawing the non-binding proposal that he submitted to the board of directors of Shengda Packaging on October 15, 2012. The letter also noted that the Chairman intends to continue to pursue a possible transaction to acquire all of the shares of the common stock of Shengda Packaging and had engaged in preliminary discussion with a number of stockholders of Shengda Packaging and potential debt financing sources, in each case regarding their potential participation in a going-private transaction of Shengda Packaging.

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On December 6, 2012, the board of directors of Shengda Packaging voted unanimously to dissolve the Special Committee in response to the Chairman’s withdrawal of the non-binding going-private proposal.

The Chairman had a number of preliminary discussions on and off with certain other Contributing Stockholders and potential debt financing sources from November 2012 to January 2013 and from June 2013 to September 2013 to discuss the possibility of effecting a going-private transaction of Shengda Packaging through a “short-form” merger. These discussions remained at a preliminary level and did not lead to any transaction at the time.

On June 12, 2014, Shengda Packaging received a letter from The Nasdaq Stock Market (“NASDAQ”) notifying its failure to maintain a minimum closing bid price of $1.00 over the then preceding 30 consecutive trading days for its common stock as required by the NASDAQ Listing Rule 5550(a)(1) (the “Bid Price Rule”). The letter also noted that Shengda Packaging has until December 9, 2014 to demonstrate its compliance by maintaining a minimum closing bid price of at least $1.00 for a minimum of 10 consecutive trading days.

After receipt of the letter from NASDAQ, the Chairman began to re-consider the possibility of a going-private transaction of Shengda Packaging and concluded that the costs of keeping Shengda Packaging a public reporting company exceeded the benefits. In June 2014, the Chairman decided to pursue the possibility of a “short-form” merger in order to realize the cost savings and efficiencies of being a private company and began his discussions with certain debt financing sources, including Primelink, but not with any Contributing Stockholder until March 2015.

On October 23, 2014, Shengda Packaging received a notification from NASDAQ that Shengda Packaging’s application to list its common stock on the NASDAQ Capital Market has been approved, and that Shengda Packaging’s securities are transferred from the NASDAQ Global Market to the NASDAQ Capital Market at the opening of trading of the NASDAQ Capital Market on October 27, 2014.

On December 5, 2014, representatives of Primelink met with the Chairman and discussed with him the possibility of providing debt financing arrangements for the proposed going-private transaction of Shengda Packaging through a “short-form” merger. Since then until May 21, 2015, the Chairman and Primelink held multiple meetings and telephonic meetings regarding the debt financing arrangements of the proposed transaction.

On December 11, 2014, Shengda Packaging received a letter from NASDAQ notifying that while Shengda Packaging had not regained its compliance with the Bid Price Rule, it was eligible for an additional 180-day grace period, until June 8, 2015, to regain its compliance with the Bid Price Rule.

Beginning in early March 2015, the Chairman began contacting the other Contributing Stockholders to discuss whether they would be interested in participating in the going-private transaction of Shengda Packaging through a “short-form” merger.

On March 10, 2015, the Chairman held a telephonic meeting with the representatives of the Other Contributing Stockholders to discuss the transaction process and to propose the key terms for the Contribution Agreement.

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On March 11, 2015, the Chairman delivered an initial draft of the Contribution Agreement to the Other Contributing Stockholders.

From March 2015 through April 2015, the Chairman held multiple telephonic meetings with the representatives of the Other Contributing Stockholders to discuss and negotiate the draft Contribution Agreement.

On May 14, 2015, the Chairman held a telephonic meeting with the representatives of the Other Contributing Stockholders to negotiate the remaining outstanding issues of the draft Contribution Agreement.

On May 15, 2015, Cleary circulated a revised draft of the Contribution Agreement to the Other Contributing Stockholders.

On May 18, 2015, Parent engaged Duff & Phelps as its financial advisor. Among the reasons for the selection of Duff & Phelps were its extensive experience in mergers and acquisitions transactions, including representing buyer consortiums in going-private transactions, its strong reputation, its significant experience dealing with China-based companies, and its ability to interact in both English and Chinese.

On May 18, 2015, in order to regain its compliance with the Bid Price Rule, Shengda Packaging effected a reverse stock split of its common stock at an exchange ratio of 1-for-5. As a result of the reverse stock split, the total number of issued and outstanding Shares decreased from 38,790,811 to 7,758,160, and Shengda Packaging’s authorized Shares simultaneously decreased from 190,000,000 to 38,000,000 Shares. At the market opening on May 19, 2015, the common stock of Shengda Packaging began trading on the NASDAQ Capital Market on a split-adjusted basis.

On May 21, 2015, Parent, Merger Sub, the Chairman, Chairman SPV and the other Contributing Stockholders entered into the Contribution Agreement, pursuant to which, immediately prior to the merger, the Contributing Stockholders will contribute to Parent an aggregate of 7,041,997 Shares, or approximately 90.8% of the total outstanding Shares, and Parent will then contribute such Shares to Merger Sub and cause Merger Sub to merge with Shengda Packaging in a “short-form” merger, with Shengda Packaging continuing as the surviving corporation after the merger. Pursuant to the Contribution Agreement, within 45 days after the merger is completed, each of the Other Contributing Stockholders will have the Put Right to require Chairman SPV to purchase all but not less than all of such Other Contributing Stockholder’s Put Securities at a price of $7.25 per share. A copy of the Contribution Agreement is filed as Exhibit 7.02 to a Schedule 13D as filed by the Contributing Stockholders with the SEC on May 21, 2015.

On the same day, Chairman SPV and Primelink entered into the Facility Agreement for the debt financing of the proposed transaction. The obligations of Chairman SPV under the Facility Agreement will be (i) guaranteed pursuant to a personal guarantee from the Chairman, Ms. Xinya Qu and Ms. Congyi Fang and (ii) secured by charges over 100% of Chairman SPV’s equity interests in Parent. A copy of the Facility Agreement is filed as Exhibit 7.03 to a Schedule 13D as filed by the Contributing Stockholders with the SEC on May 21, 2015.

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On May 21, 2015, the Contributing Stockholders jointly filed a Schedule 13D with the SEC announcing their intention to cause Merger Sub to effect the merger with Shengda Packaging in a “short-form” merger, with Shengda Packaging continuing as the surviving corporation and a wholly-owned subsidiary of Parent after the merger.

Purposes

The purpose of the merger is to effect a going-private transaction with respect to Shengda Packaging. Immediately prior to the merger, the Contributing Stockholders will contribute 7,041,997 Shares to Parent, which will in turn contribute all of such Shares to Merger Sub, pursuant to the Contribution Agreement. Following such contribution, Merger Sub will become the direct holder of approximately 90.8% of the total outstanding Shares. Parent intends to cause Merger Sub to merge with and into Shengda Packaging, with Shengda Packaging continuing as the surviving corporation, as a means of acquiring all of the other issued and outstanding Shares not owned directly or indirectly by the Contributing Stockholders and providing immediate liquidity to the holders of such Shares by payment of the Merger Consideration. Following the merger, Parent will own 100% of the issued and outstanding common stock of Shengda Packaging.

Upon completion of the merger, the Filing Persons will cause Shengda Packaging to request the NASDAQ Capital Market to file a notification on Form 25 with the SEC reporting that Shengda Packaging is no longer listed on the NASDAQ Capital Market, and to file a Form 15 with the SEC requesting the termination of Shengda Packaging’s reporting obligations under the Securities Exchange Act. Upon the effectiveness of that termination, Shengda Packaging will no longer be required to file periodic reports with the SEC. In contemplating the going-private transaction, the Filing Persons believe that Shengda Packaging is burdened by certain aspects of public company status, and because an active trading market has never developed for the Shares, neither Shengda Packaging nor its stockholders have received significant benefits from its public company status. Specifically, as a public reporting company Shengda Packaging is required to comply with periodic reporting, internal control evaluation, audit and other requirements. Shengda Packaging is also required to publish business and financial results that are visible not only to its investors, but also to prospective customers and competitors. At the same time, Shengda Packaging has not enjoyed the benefits it anticipated from its public company status. Because of the inability to generate significant investor interest, Shengda Packaging has not been able to secure access to additional capital. In addition, because of the extremely limited trading volume and the small public float, the stockholders of Shengda Packaging have not been able to secure the liquidity they anticipated in connection with ownership of a publicly traded company.

By completing the going-private transaction, the Filing Persons intend to:

•	Increase the profitability of Shengda Packaging by eliminating the operating burdens and expenses associated with public company status.
•	Provide liquidity to Shengda Packaging’s stockholders by paying a fair value for their Shares.
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Alternatives

The Filing Persons considered the advantages and disadvantages of certain alternatives to acquiring the minority interests of the unaffiliated stockholders of Shengda Packaging. In the view of the Filing Persons, the principal advantage of leaving Shengda Packaging as a NASDAQ Capital Market listed company would be for the potential investment liquidity of owning securities of a public company and for the possibility of using Shengda Packaging’s securities to raise capital or make acquisitions. However, the Filing Persons do not expect the stockholder liquidity or access to capital to change significantly in the foreseeable future. The Filing Persons also noted that companies of similar size and public float to Shengda Packaging do not typically receive the necessary attention from stock analysts and the investment community to create substantial liquidity. Therefore, the Filing Persons concluded that the advantages of leaving Shengda Packaging as a public company were outweighed by the disadvantages of doing so, and accordingly that alternative was rejected.

The Filing Persons believe that effecting the transaction by way of a “short-form” merger under Section 92A.180 of the NRS is also the quickest and most cost-effective way for Parent to acquire the outstanding minority equity interest in Shengda Packaging, as well as an equitable and fair way to provide liquidity, in the form of cash merger consideration, to the unaffiliated stockholders of Shengda Packaging for their Shares. As a consequence, the Filing Persons rejected such transactions as a long-form merger, tender offer or reverse stock split because it would cause additional costs and delay. The “short-form” merger allows the unaffiliated stockholders of Shengda Packaging to receive cash for their Shares quickly. Therefore, the Filing Persons identified the “short-form” merger as the most viable vehicle for maximizing value to its unaffiliated stockholders and believed that there are no alternative means that would provide Shengda Packaging adequate assurance to allow Shengda Packaging to cease to be a public company in a more cost-effective way.

Reasons

In determining whether to acquire the outstanding public minority equity interest in Shengda Packaging and to effect the merger, the Filing Persons considered the following factors to be the principal benefits of taking Shengda Packaging private:

•	To decrease costs associated with being a public company. For example, as a privately-held company, Shengda Packaging (as the surviving entity of the merger) would not be required to file quarterly, annual, or other periodic reports with the SEC, publish and distribute to its stockholders annual reports and proxy statements, or comply with certain provisions of the SOX. Estimated cost savings per year include approximately $275,000.00 for expenses associated with audit and SOX compliance, $60,000.00 for expenses associated with personnel and public company management, $100,000.00 for expenses associated with public company legal representation, and $71,500.00 for general public company compliance expenses (such as stock transfer agent services, and printing, mailing and preparation of proxy statements, annual reports and other SEC reports). Certain individuals of the management of Shengda Packaging spend more than half of their time involved with activities related to active public company management. The Filing Persons therefore anticipate that going-private would result in cost savings of approximately $506,500.00 per year for Shengda Packaging.
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•	To eliminate additional burdens on management associated with public reporting and other tasks resulting from Shengda Packaging’s public company status, including, for example, the dedication of time and resources to stockholder inquiries and investor and public relations.
•	To provide greater flexibility for management of Shengda Packaging to focus on the business and the long-term business goals of Shengda Packaging (as opposed to quarterly earnings), without the diversion of the significant time required to comply with the reporting obligations of a public company.
•	To reduce the amount of public information available to competitors of Shengda Packaging’s businesses that would result from the termination of Shengda Packaging’s obligations under the reporting requirements of the Securities Exchange Act, and the rules and regulations promulgated thereunder and any other requirements of the SEC.
•	To provide increased and immediate liquidity for investors. Average daily trading volume of the common stock of Shengda Packaging during the three-month period ended June 9, 2015, the last date on which the common stock of Shengda Packaging traded prior to the filing date of the initial Schedule 13E-3, was only approximately 1,698 Shares; and the volume of trades was less than 1,000 Shares on approximately 83.5% of trading days in 2015 through June 9, 2015. The Filing Persons also considered the overall flat and low trading volume of the Shares since 2014. Investors essentially have no public market in which to efficiently sell their Shares. The merger would result in immediate, enhanced liquidity for the unaffiliated stockholders of Shengda Packaging. The Filing Persons believed that the market for the Shares is so illiquid that all of unaffiliated stockholders of Shengda Packaging would not be able to sell their Shares within a short period of time at or above the Merger Consideration. In addition, the Merger Consideration represents a premium of 47.1% over Shengda Packaging’s closing price of $4.93 per Share on June 9, 2015, the last trading day prior to the filing of the Schedule 13E-3 on June 10, 2015, and a premium of 59.3% to the volume-weighted average closing price of the Shares on a split-adjusted basis during the 30 trading days prior to the filing of the Schedule 13E-3 on June 10, 2015.
•	The fact that the merger offers the stockholders of Shengda Packaging the opportunity to sell their Shares for one price at the same time, without the payment of any brokerage fee or commission, and thereby directly benefits such stockholders.
•	The lack of interest by institutional investors in companies with a limited public float.
•	The fact that the Other Contributing Stockholders will also have the liquidity to exit upon exercising their Put Rights within 45 days after the merger is completed.

The Filing Persons also weighed a variety of risks and other potentially negative factors for the unaffiliated stockholders of Shengda Packaging and the Filing Persons concerning the merger, including the fact that:

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•	Following the consummation of the merger, the unaffiliated stockholders of Shengda Packaging will cease to participate in any future earnings of or benefit from any increases in the value of Shengda Packaging; only the Filing Persons that continue to be stockholders of Shengda Packaging after the completion of the merger and the expiration of the exercise period of the Put Rights would benefit by an increase in the value of Shengda Packaging;
•	For U.S. federal income tax purposes generally, the cash payments made to the unaffiliated stockholders of Shengda Packaging pursuant to the merger will result in a taxable transaction to such stockholders;
•	Neither the board of directors nor the stockholders of Shengda Packaging are required under Nevada law to take any action in connection with the “short-form” merger. Because no corporate action on the part of Shengda Packaging is required by law to approve the “short-form” merger, the board of directors of Shengda Packaging did not appoint an independent committee to consider the proposed effect of the merger on the unaffiliated stockholders;
•	The unaffiliated stockholders of Shengda Packaging will be required to surrender their Shares involuntarily in exchange for a cash price determined by the Filing Persons;
•	The unaffiliated stockholders of Shengda Packaging will not have the right as a result of the merger to liquidate their Shares at a time and for a price of their choice;
•	The Filing Persons that continue to be stockholders of Shengda Packaging after the completion of the merger and the expiration of the exercise period of the Put Rights will be the sole beneficiaries of the cost savings that result from going-private; and
•	Shengda Packaging will no longer be subject to the provisions of the SOX or the liability provisions of the Securities Exchange Act.

Many of the factors in favor of taking Shengda Packaging private have been present in Shengda Packaging’s history for some time. Although the Filing Persons could have effectuated a “short-form” merger at other times prior to the current proposed merger, the Filing Persons only recently considered a potential going-private transaction in a serious way after beginning to more critically assess and evaluate the business performance and operations of Shengda Packaging, the ongoing costs of keeping Shengda Packaging as a public company and the lack of liquidity to the stockholders of Shengda Packaging. In addition to the costs of keeping Shengda Packaging as a public company, the Filing Persons also considered the significant difficulty that Shengda Packaging would have in raising capital in the market for working capital needs given the limited liquidity of its Shares and the recent negative market outlook on PRC companies that have listed in the United States. On May 21, 2015, the Filing Persons concluded their analysis and determined that the costs of keeping Shengda Packaging as a public company (as discussed above) exceeded the benefits and therefore decided to pursue the possibility of a “short-form” merger without delay in order to realize the benefit of taking Shengda Packaging private. On the same day, Parent, Merger Sub, the Chairman, Chairman SPV and the other Contributing Stockholders executed the Contribution Agreement and the Contributing Stockholders jointly filed a Schedule 13D with the SEC announcing their intention to cause Merger Sub to effect the merger with Shengda Packaging in a “short-form” merger, with Shengda Packaging continuing as the surviving corporation and a wholly-owned subsidiary of Parent after the merger.

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Effect of the Merger on the Company

General

The Contributing Stockholders beneficially own an aggregate of approximately 90.8% of the total outstanding Shares immediately prior to the merger.

Upon completion of the merger, the Contributing Stockholders will have beneficial ownership of an aggregate of 100% of the outstanding Shares and complete control over the conduct of Shengda Packaging’s business. The table below sets out the indirect interest in Shengda Packaging’s net book value and net income for the Contributing Stockholders before and after the merger, based on the historical net book value and net income of Shengda Packaging as of December 31, 2014.

	Ownership Prior to the Merger(1)				Ownership After the Merger(2)
	Net Book Value		Net Earnings		Net Book Value		Net Earnings
	$’000%		$’000%		$’000%		$’000%
Wuxiao Fang	33,721.2	29.8%	770.2	29.8%	33,537.8	29.6%	766.0	29.6%
The Chairman(3)	15,200.3	13.4%	347.2	13.4%	26,131.7	23.1%	596.8	23.1%
Congyi Fang	12,262.3	10.8%	280.1	10.8%	12,195.6	10.8%	278.5	10.8%
Yueming Qi	2,463.0	2.2%	56.3	2.2%	2,449.6	2.2%	55.9	2.2%
Baishun Shen	3,862.4	3.4%	88.2	3.4%	3,841.4	3.4%	87.7	3.4%
Guofang Wang	3,853.6	3.4%	88.0	3.4%	3,832.6	3.4%	87.5	3.4%
Zumao Shi	2,919.6	2.6%	66.7	2.6%	2,903.7	2.6%	66.3	2.6%
Lanfang Zhang	25.9	0.0%	0.6	0.0%	25.7	0.0%	0.6	0.0%
Bigtree Capital Limited	5,172.9	4.6%	118.1	4.6%	5,144.7	4.5%	117.5	4.5%
Zhanggen Xu	5,395.3	4.8%	123.2	4.8%	5,365.9	4.7%	122.6	4.7%
Jinfa Ye	3,138.6	2.8%	71.7	2.8%	3,121.5	2.8%	71.3	2.8%
Huohong Wang	233.6	0.2%	5.3	0.2%	232.3	0.2%	5.3	0.2%
Daliang Teng	437.9	0.4%	10.0	0.4%	435.6	0.4%	9.9	0.4%
Haihua Yu	1,021.9	0.9%	23.3	0.9%	1,016.3	0.9%	23.2	0.9%
Envision Capital Partners, L.P.	3,357.5	3.0%	76.7	3.0%	3,339.2	2.9%	76.3	2.9%
CSV China Opportunities Fund, L.P.	2,200.8	1.9%	50.3	1.9%	2,188.8	1.9%	50.0	1.9%
Ray Shi China Small Mid Cap Select Fund	3,388.2	3.0%	77.4	3.0%	3,369.8	3.0%	77.0	3.0%
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LB Holdings II, LLC	1,200.9	1.1%	27.4	1.1%	1,194.4	1.1%	27.3	1.1%
Newberg Road Partners, L.P.	2,943.0	2.6%	67.2	2.6%	2,926.9	2.6%	66.8	2.6%

(1)	Ownership percentages are calculated based on a total number of 7,758,160 Shares outstanding as of May 21, 2015.
(2)	Ownership percentages assume that Parent had issued its ordinary shares to the Contributing Stockholders pursuant to the Contribution Agreement.
(3)	Ownership of the Chairman after the merger includes its indirect ownership in Shengda Packaging holding through Chairman SPV.

Effect of the Merger on Unaffiliated Stockholders

Upon completion of the merger, the unaffiliated stockholders of Shengda Packaging will no longer have an interest in, and will not be stockholders of, Shengda Packaging. They will not be able to participate in any future earnings and potential growth of Shengda Packaging (as the surviving corporation of the merger), but will also no longer bear the risk of any decreases in the value of Shengda Packaging. In addition, the unaffiliated stockholders of Shengda Packaging will not share in the distribution of proceeds resulting from future sales of businesses of Shengda Packaging, if any. See Item 6 “Purposes of the Transaction and Plans or Proposals - Plans,” beginning on page 57 of this Schedule 13E-3. All other incidents of stock ownership with respect to such unaffiliated stockholders, such as the rights to vote on certain corporate decisions, to elect directors and to receive distributions upon the liquidation of Shengda Packaging, will be extinguished upon completion of the merger. Further, the receipt of the payment for their Shares will be a taxable transaction for United States federal income tax purposes. See “Special Factor – Certain U.S. Federal Income Tax Consequences,” beginning on page 21 of this Schedule 13E-3.

Upon completion of the merger, the unaffiliated stockholders of Shengda Packaging will have liquidity, in the form of the Merger Consideration, in place of an ongoing equity interest in Shengda Packaging.

Effect of the Merger on the Shares

Once the merger is effective, public trading of the Shares on the NASDAQ Capital Market will cease. There will no longer be price quotations for the common stock of Shengda Packaging and Shengda Packaging will undertake certain filings to terminate the registration of its common stock under the Securities Exchange Act. As a result, Shengda Packaging will no longer be required to file annual, quarterly, and other periodic reports with the SEC under Section 13(a) of the Securities Exchange Act and will no longer be subject to the proxy rules under Section 14 of the Securities Exchange Act. Shengda Packaging will no longer be subject to the provisions of the SOX or the liability provisions of the Securities Exchange Act. In addition, the Filing Persons will no longer be subject to reporting requirements regarding their ownership of the Shares under Section 13 of the Securities Exchange Act or to the requirement under Section 16 of the Securities Exchange Act to report, and disgorge certain profits from, the purchase and sale of the Shares.

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Plans after the Merger

After the completion of the merger, Parent will constitute the sole stockholder of Shengda Packaging (as the surviving entity of the merger), entitling Shengda Packaging to suspend its reporting obligations under Section 12(g) of the Securities Exchange Act by filing a Form 15 with the SEC. As a result, Shengda Packaging’s common stock will no longer be quoted on the NASDAQ Capital Market, and there will be no public market for Shengda Packaging’s common stock.

Pursuant to the Contribution Agreement, within 45 days after the merger is completed, each of the Other Contributing Stockholders will have the Put Right to require Chairman SPV to purchase all but not less than all of such Other Contributing Stockholder’s Put Securities at a price of $7.25 per share.

Except as otherwise described in this Schedule 13E-3, the Filing Persons do not currently have any commitment or agreement and are not currently negotiating for the sale of any of Shengda Packaging’s businesses. Except as otherwise described in this Schedule 13E-3, the Filing Persons have not, as of the date of this Schedule 13E-3, approved any specific plans or proposals for:

•	any extraordinary corporate transaction involving Shengda Packaging after the completion of the merger;
•	any sale or transfer of a material amount of assets currently held by Shengda Packaging after the completion of the merger;
•	any material change in Shengda Packaging’s dividend rate or policy, or indebtedness or capitalization; or
•	any other material change in Shengda Packaging’s corporate structure or business.

However, the Filing Persons reserve the right to continue to evaluate the business and operations of Shengda Packaging with a view to maximizing Shengda Packaging’s potential, and they will take such actions as they deem appropriate under the circumstances and market conditions then existing.

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CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion is a summary of the material U.S. federal income tax consequences of the merger to certain beneficial owners of the Shares. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the “Code,” and the laws, regulations, rulings, and decisions in effect on the date of this Schedule 13E-3, all of which are subject to change (possibly with retroactive effect) and to differing interpretations. In addition, this discussion only applies to holders of the Shares that are U.S. persons (as defined below) that beneficially own the Shares as capital assets, and does not address tax consequences that may be relevant to holders of the Shares that may be subject to special tax treatment under the Code, such as holders who are brokers, dealers or traders in securities or foreign currency, traders in securities that elect to apply a mark-to-market method of accounting, insurance companies, tax-exempt organizations, banks, financial institutions, broker-dealers, real estate investment trusts, regulated investment companies, grantor trusts, or holders who hold the Shares as part of a hedge, straddle, conversion, or other risk reduction transaction. Finally, the following discussion does not address the tax consequences under U.S. federal estate and gift tax laws, state, local or non-U.S. tax laws, or the tax consequences of transactions occurring prior to, concurrently with or after the merger (whether or not such transactions are in connection with the merger).

Neither the Filing Persons nor Shengda Packaging has requested a ruling from the Internal Revenue Service, or the “IRS,” in connection with the merger or related transactions. Accordingly, the discussion below neither binds the IRS nor precludes it from adopting a contrary position. Furthermore, no opinion of counsel has been or will be rendered with respect to the tax consequences of the merger or related transactions.

For purposes of this discussion, a ‘‘U.S. person’’ is any person that is:

•	a citizen or individual resident of the United States;
•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof;
•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or
•	a trust if either (i) the trust is subject to the primary supervision of a court within the United States and one or more U.S. persons as described in Section 7701(a)(30) of the Code have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds the Shares, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. A partnership holding the Shares, or a partner in such partnership should consult their tax advisors as to the particular U.S. federal income tax consequences of the merger.

The receipt of cash by a stockholder of Shengda Packaging pursuant to the merger will be a taxable transaction for U.S. federal income tax purposes. In general, a stockholder of Shengda Packaging will recognize gain or loss for U.S. federal income tax purposes equal to the difference between the amount of cash that the stockholder receives in the merger and that stockholder’s adjusted tax basis in that stockholder’s Shares. Such gain or loss will be capital gain or loss if the stockholder holds the Shares as a capital asset, and generally will be long-term capital gain or loss if, at the effective date of the merger, the stockholder has held the Shares for more than one year.

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The cash payments made to a stockholder of Shengda Packaging pursuant to the merger will be subject to backup withholding unless the stockholder provides the paying agent with his, her or its tax identification number (social security number or employer identification number) and certifies that such number is correct, or unless an exemption from backup withholding applies. The amount of any backup withholding from a payment to a holder of the Shares will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the IRS. Holders should consult their tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption.

THE U.S. FEDERAL INCOME TAX CONSEQUENCES SET FORTH ABOVE ARE INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY AND ARE BASED UPON CURRENT LAW. BECAUSE INDIVIDUAL CIRCUMSTANCES MAY BE DIFFERENT, EACH BENEFICIAL OWNER OF THE SHARES IS URGED TO CONSULT SUCH BENEFICIAL OWNER’S TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES TO EACH SUCH BENEFICIAL OWNER OF THE MERGER, INCLUDING THE APPLICATION OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

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MATERIAL PRC TAX CONSEQUENCES

Under the PRC’s Enterprise Income Tax or the “EIT Law,” which took effect on January 1, 2008, enterprises established outside of China whose “de facto management bodies” are located in the PRC are considered “resident enterprises,” and thus will generally be subject to the enterprise income tax at the rate of 25% on their global income. The implementation rules for the EIT Law define the “de facto management body” as an establishment that has substantial management and control over the business, personnel, accounts and properties of an enterprise. The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies on April 22, 2009, which provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore incorporated enterprise is located in China. Under the EIT Law and its implementation regulations, the PRC income tax at the rate of 10% is applicable to any gain recognized on receipt of consideration by a “non-resident enterprise” from transfer of its equity in a PRC resident enterprise, provided that the “non-resident enterprise” does not have a de facto management body in the PRC and also (a) does not have an establishment or place of business in the PRC or (b) has an establishment or place of business in the PRC, but the relevant income is not effectively connected with the establishment or place of business, to the extent such gain is derived from sources within the PRC. Under the Individual Income Tax Law, an individual who disposes a capital asset in China is subject to PRC individual income tax at the rate of 20%. Relief from these taxes may be sought under applicable Income Tax Treaties with China. As there has not been a definitive determination of Shengda Packaging’s status by the PRC tax authorities, Shengda Packaging cannot confirm whether it would be considered a PRC resident enterprise under the EIT Law or whether the gain recognized on the receipt of consideration for the Shares would otherwise be subject to PRC tax to holders of such Shares that are not PRC tax residents.

In addition, under the Circular on Strengthening the Administration of Enterprises Income Tax on Non-resident Enterprises’ Equity Transfer Income (“Circular 698”) issued by the State Administration of Taxation, which became effective as of January 1, 2008, the Circular Concerning Various Questions on the Administration of Enterprises Income Tax on Non-resident Enterprises (“Bulletin 24”) issued by the State Administration of Taxation, which became effective as of April 1, 2011, and the Bulletin on Certain Issues Relating to Indirect Transfer of Assets by Non-resident Enterprises (“Circular 7”) issued by the State Administration of Taxation to replace certain provisions under Circular 698 and Bulletin 24, which became effective on February 3, 2015, if any non-resident enterprise transfers equity of a resident enterprise, the non-resident enterprise may be subject to a 10% PRC income tax on the gain from such equity transfer, unless the amount of the equity interest to be transferred and the transfer price are determined pursuant to standard trading rules of a public security market and not by the purchaser and the seller by mutual agreement prior to such transactions. According to Circular 7, where a non-resident enterprise indirectly holds and transfers equity of a PRC resident enterprise held through an offshore holding company, a list of factors set out by Circular 7 should be taken into consideration to assess whether the transfer arrangement would be deemed as having a reasonable commercial purpose. Where a non-resident enterprise indirectly transfers equity interests in a PRC resident enterprise through the implementation of a scheme without a reasonable commercial purpose and resulting in the avoidance of the enterprise income tax liability, the competent taxation authorities will have the power to re-characterize the transaction as a direct transfer of PRC resident enterprises’ equity and impose a 10% income tax on the gain from such offshore share transfer.

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There is uncertainty as to the application of Circular 7. While it appears that Circular 7 was not intended to apply to individual transferors, there is very little guidance and practical experience regarding its application to individual transferors. Circular 7 may be determined by the tax authorities to be applicable to the merger where non-PRC resident corporate stockholders were involved, if the merger is determined by the PRC tax authorities as lack of a reasonable commercial purpose. As a result, if the PRC tax authorities were to invoke Circular 7 and impose tax on the receipt of consideration for the Shares, then any gain recognized on the receipt of consideration for such Shares pursuant to the merger by Shengda Packaging’s stockholders who are not PRC residents could be treated as PRC-source income that would be subject to PRC enterprise income tax at a rate of 10%, unless otherwise specified by the applicable tax conventions and treaties.

YOU SHOULD CONSULT YOUR OWN TAX ADVISOR FOR A FULL UNDERSTANDING OF THE TAX CONSEQUENCES OF THE MERGER TO YOU, INCLUDING ANY PRC TAX CONSEQUENCES.

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FAIRNESS OF THE MERGER

Position of the Filing Persons as to the Fairness of the Merger

Under the SEC rules, the Filing Persons are deemed to be engaged in a going-private transaction, which, if consummated, will result in the suspension of the SEC reporting obligations of Shengda Packaging and its affiliates. Rule 13e-3 of the Securities Exchange Act requires the Filing Persons to provide certain information regarding their position as to the fairness of the proposed merger to the unaffiliated stockholders. The Filing Persons are making the statements included in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Securities Exchange Act.

As used in this Schedule 13E-3, the term “unaffiliated stockholders of Shengda Packaging” means any stockholder of Shengda Packaging other than the Filing Persons or any other affiliate of Shengda Packaging. To the knowledge of the Filing Persons, other than the Filing Persons, no director or executive officer of Shengda Packaging is a holder of the Shares. To the extent there are any directors or executive officers of Shengda Packaging, other than the Filing Persons, who hold the Shares, such persons will participate in the merger in the same manner and to the same extent as the unaffiliated stockholders of Shengda Packaging.

Factors Considered In Determining Fairness

Based on their knowledge and analysis of available information regarding Shengda Packaging, the Filing Persons believe the merger is fair to the unaffiliated stockholders of Shengda Packaging. In particular, the Filing Persons believe that the proposed merger is substantively fair to the unaffiliated stockholders of Shengda Packaging based on the consideration of the following factors, which are not listed in any relative order of importance:

•	Current and Historical Market Prices of the Share. The Merger Consideration, at $7.25 per Share, represents a premium of 47.1% over Shengda Packaging’s closing price of $4.93 per Share on June 9, 2015, the last trading day prior to the filing of the Schedule 13E-3 on June 10, 2015, and a premium of 59.3% to the volume-weighted average closing price of the Shares on a split-adjusted basis during the 30 trading days prior to the filing of the Schedule 13E-3 on June 10, 2015. The Merger Consideration is all cash, which provides a specific amount of cash consideration for the Shares held by, and liquidity to, unaffiliated stockholders and allows the unaffiliated stockholders not to be exposed to risks and uncertainties relating to the prospects of Shengda Packaging.
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•	No Offers. The Filing Persons considered the absence of any third party buyer for Shengda Packaging during the past three years to support the fairness of the merger to the unaffiliated stockholders of Shengda Packaging because the absence of a third party buyer demonstrated that the proposed merger with Merger Sub was the only likely source of prompt liquidity for the Shares that was simultaneously available to all of the unaffiliated stockholders of Shengda Packaging. In support of this factor, the Filing Persons considered the fact that no offer has been made in the last three years for: (i) the merger or consolidation of Shengda Packaging with or into another company, or vice versa; (ii) the sale or other transfer of all or any substantial part of the assets of Shengda Packaging; or (iii) a purchase of Shengda Packaging’s securities that would enable the holder to exercise control of Shengda Packaging. The Filings Persons believe that “shopping” Shengda Packaging would not only entail substantial time delays and detract from the amount of time and energy by management of Shengda Packaging focused on Shengda Packaging’s business, but would also disrupt and discourage Shengda Packaging’s employees and create uncertainty among Shengda Packaging’s end customers without any benefit to the unaffiliated stockholders. The fact that the Filing Persons did not seek a buyer foreclosed the opportunity to consider an alternative transaction with a third party purchaser of Shengda Packaging or otherwise provide liquidity in the form of a third party offer to the unaffiliated stockholders of Shengda Packaging. Accordingly, it is unlikely that finding a third party buyer for Shengda Packaging was a realistic option for the unaffiliated stockholders of Shengda Packaging.
•	Elimination of Future Financial Performance Risks of Shengda Packaging. The merger would shift the risk of the future financial performance of Shengda Packaging from the unaffiliated stockholders, who do not have the power to control decisions made regarding Shengda Packaging’s business, entirely to the Filing Persons who have the power to control Shengda Packaging’s business.
•	No Dividends. Based on Shengda Packaging’s disclosure in its annual report on Form 10-K for the fiscal year ended December 31, 2014, it has no intention to pay dividends in the foreseeable future. Therefore, it is unlikely that the stockholders of Shengda Packaging will have an opportunity to make profits from their investments in Shengda Packaging without liquidating their Shares.
•	No Reporting Obligations. After the merger, Shengda Packaging will no longer be subject to the costly reporting and other disclosure requirements of the Securities Exchange Act, including those instituted under the SOX.
•	Financial Analysis of Financial Advisor. Parent received the Financial Analysis from Duff & Phelps on June 5, 2015 for its sole use and benefit, which indicated, as of the date of the Financial Analysis and subject to the qualifications, limitations and assumptions set forth therein, illustrative implied values per share of the common stock of Shengda Packaging ranging from approximately $6.60 to $8.25. Notwithstanding that the Financial Analysis was delivered by Duff & Phelps to Parent for its sole use and benefit, the other Filing Persons relied upon the factors considered by and the analyses, determinations and conclusions of Duff & Phelps as described in “Special Factors - Reports, Opinions, Appraisals and Negotiations” in this Schedule 13E-3 beginning on page 30 and adopted such factors, analyses, determinations and conclusions as their own. A copy of the Financial Analysis is attached hereto as Exhibit (c)(1).
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•	No Liquidity or Trading Market. Shengda Packaging stockholders do not currently have, and are not likely to see, substantial liquidity in their Shares. There is no substantial trading market for the common stock of Shengda Packaging, which trades sporadically on the NASDAQ Capital Market. Because the Contributing Stockholders beneficially own approximately 90.8% of the total outstanding Shares, there is a very limited public float and it is unlikely that substantial trading or liquidity will develop. The merger provides minority stockholders liquidity for their full holdings at a guaranteed price.
•	No Brokerage Fee or Commission. The merger will enable the unaffiliated stockholders of Shengda Packaging to immediately receive cash for their Shares, without the payment of any brokerage fee or commission typically associated with market sales.
•	Merger not Conditioned on Financing. The merger is not conditioned on any financing being obtained by Parent or Merger Sub, thus increasing the likelihood that the merger will be completed and the Merger Consideration will be paid to the unaffiliated stockholders of Shengda Packaging.

The Filing Persons did not consider Shengda Packaging’s net book value, which is an accounting concept based on historical costs, as a factor because it believed that net book value is not a material indicator of Shengda Packaging’s value as a going concern but rather is indicative of historical costs.

In their consideration of the fairness of the proposed merger, the Filing Persons did not undertake an appraisal of the assets of Shengda Packaging to determine Shengda Packaging’s liquidation value for Shengda Packaging’s unaffiliated stockholders due to the impracticability of determining a liquidation value given the significant execution risk involved in any breakup. In addition, the Filing Persons did not consider Shengda Packaging’s liquidation value to be a relevant valuation method because they consider Shengda Packaging to be a viable going concern where value is derived from cash flows generated from its continuing operations, and because Shengda Packaging will continue to operate its business following the merger.

The Filing Persons did not establish, and did not consider, a pre-merger going concern value for the Shares to determine the fairness of the Merger Consideration to Shengda Packaging’s unaffiliated stockholders. The Filing Persons determined the Merger Consideration based on the price it was willing to pay to acquire Shengda Packaging, the debt financing it was able to obtain to complete the transaction and its determination that the Merger Consideration is fair to Shengda Packaging’s unaffiliated stockholders based on the factors disclosed above. However, to the extent the pre-merger going concern value was reflected in the pre-announcement price of the Shares, the Merger Consideration represented a premium to the going concern value of Shengda Packaging.

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The Filing Persons did not specifically consider the purchase prices paid by that certain Filing Person in the transactions described under “Item 2. Subject Company Information” beginning on page 47 as such purchase prices only reflected the then prevailing trading prices of the Shares at or around the time of such transactions. However, the Filing Persons note that the Merger Consideration to be received by Shengda Packaging’s unaffiliated stockholders generally represents a premium over such prices.

The foregoing discussion of the information and factors considered and given weight by the Filing Persons in connection with its evaluation of the fairness of the merger to Shengda Packaging’s unaffiliated stockholders is not intended to be exhaustive, but include all material factors considered. The Filing Persons found it impracticable to assign, and did not assign, relative weights to the foregoing factors considered in reaching its conclusions as to the fairness of the merger to Shengda Packaging’s unaffiliated stockholders. Rather, the Filing Persons made the fairness determinations after considering all of the foregoing factors as a whole.

In addition to the foregoing factors and analyses that support the Filing Persons’ belief that the merger is fair to the unaffiliated stockholders of Shengda Packaging, the Filing Persons, acting individually, have also weighed the following negative factors:

•	No Future Participation in the Prospects of Shengda Packaging. Following the consummation of the merger, the unaffiliated stockholders of Shengda Packaging will cease to participate in any future earnings or growth, if any, of Shengda Packaging (as the surviving entity of the merger), or benefit from an increase, if any, in the value of their holdings in Shengda Packaging.
•	Actual or Potential Conflicts of Interest. The Filing Persons may be deemed to own approximately 90.8% of the total outstanding common stock of Shengda Packaging and following the merger, will own 100% of Shengda Packaging (as the surviving entity). Accordingly, and as disclosed herein, the interests of the Filing Persons in determining the Merger Consideration are adverse to the interests of the unaffiliated stockholders of Shengda Packaging.
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•	No Opportunity for Shengda Packaging’s Board of Directors or the Unaffiliated Stockholders to Vote on the Merger. Because the merger is being effected pursuant to a “short-form” merger under Chapter 92A.180 of the NRS, it does not require approval by Shengda Packaging’s board of directors or by the unaffiliated stockholders of Shengda Packaging. Neither Shengda Packaging’s board of directors nor the unaffiliated stockholders of Shengda Packaging will have the opportunity to vote on the merger.
•	No Special Committee Representing the Interests of Unaffiliated Stockholders. There is no special committee or other representative to act on behalf of the unaffiliated stockholders of Shengda Packaging because no approval of the unaffiliated stockholders of Shengda Packaging is required for the merger.
•	No Approval of Independent Directors. There are currently three independent directors on the board of directors of Shengda Packaging: Ms. Angel Yanki Wong, Mr. Zhen Yuan and Mr. Yaoquan Zhang. However, the merger does not require approval by the board of directors of Shengda Packaging pursuant to the NRS. Therefore, there is no approval of the merger by independent directors.

After weighing these negative factors and giving them due consideration, the Filing Persons (each acting individually) have concluded that none of these factors, alone or in the aggregate, is significant enough to outweigh the factors and analyses that the Filing Persons have considered to support their belief that the merger is fair to the unaffiliated stockholders of Shengda Packaging.

Specifically with respect to procedural fairness, the Filing Persons did not consider it necessary to (i) explicitly require adoption of the merger by at least a majority of the unaffiliated stockholders of Shengda Packaging or by a majority of directors who are not employees of Shengda Packaging or (ii) establish a special committee or otherwise retain an unaffiliated representative to act solely on behalf of the unaffiliated stockholders of Shengda Packaging for purposes of negotiating the terms of the merger or prepare a report concerning the fairness of the merger, because these procedural safeguards are not required with respect to a “short-form” merger to be effected under Section 92A.180 of the NRS and would delay and increase the costs of the merger to the detriment of Shengda Packaging and the unaffiliated stockholders of Shengda Packaging. Although these procedural safeguards are not required to effect a “short-form” merger under Section 92A.180 of the NRS, the board of directors of Merger Sub is required by Chapter 92A.180 of NRS to adopt the Plan of Merger to govern the terms of the merger of Merger Sub with and into Shengda Packaging with Shengda Packaging being the surviving entity of the merger, which was adopted by the board of directors of Merger Sub on May 21, 2015 and attached hereto as Exhibit (d)(2). A copy of the Plan of Merger will be mailed to the stockholders of Shengda Packaging in accordance with Chapter 92A.180 of the NRS. In addition, the Filing Persons have prepared this Schedule 13E-3 in accordance with Rule 13e-3 under the Securities Exchange Act, and intend to mail the definitive Schedule 13E-3 to the stockholders of Shengda Packaging at least 20 days prior to the effective time of the merger. Therefore, the Filing Persons have determined that the merger is fair to the unaffiliated stockholders of Shengda Packaging from procedural perspective because it is in compliance with all requirements from procedural perspective under Rule 13e-3 of the Securities Exchange Act and Chapter 92A.180 of the NRS, in each case to the extent applicable to a “short-form” merger to be effected under Chapter 92A.180 of the NRS.

In view of the number and wide variety of factors considered in connection with making a determination as to the fairness of the merger to the unaffiliated stockholders of Shengda Packaging, and the complexity of these matters, the Filing Persons did not find it practicable to, nor did they attempt to, quantify, rank, or otherwise assign relative weights to the specific factors they considered. Moreover, the Filing Persons have not undertaken to make any specific determination or assign any particular weight to any single factor, but have conducted an overall analysis of the factors described above.

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REPORTS, OPINIONS, APPRAISALS, AND NEGOTIATIONS

Preparer and Summary of the Report, Opinion or Appraisal

Duff & Phelps has been engaged by Parent to serve as independent financial advisor to provide the Financial Analysis in connection with the merger. Duff & Phelps is an internationally recognized financial services firm that, among other things, is regularly engaged in the investment banking business, including the valuation of businesses and securities in connection with mergers and acquisitions, underwritings and private placements of securities, and other investment banking services.

Duff & Phelps rendered the Financial Analysis, dated June 5, 2015, to Parent that, as of such date and based upon and subject to the factors, assumptions, and limitations set forth in the Financial Analysis, the fair market value of each Share was between $6.60 and $8.25 as of the date of the Financial Analysis.

The full text of the Financial Analysis, which sets forth the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken, is attached hereto as Exhibit (c)(1) and is incorporated herein by reference in its entirety. The stockholders of Shengda Packaging are urged to read the Financial Analysis in its entirety. The Financial Analysis prepared by Duff & Phelps is addressed to Parent (in its capacity as such), and is directed only to the valuation of the Shares as of the date of the Financial Analysis and does not constitute a recommendation to any stockholders of Shengda Packaging as to how such stockholder should act with respect to the merger or any other matter.

In performing its financial analysis and rendering the Financial Analysis with respect to the merger, Duff & Phelps made such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation in general, and with respect to similar transactions in particular. The procedures, investigations and financial analysis of Duff & Phelps with respect to the preparation of the Financial Analysis included, but were not limited to, the items summarized below:

•	reviewed Shengda Packaging’s annual reports on Form 10-K filed with the SEC for the years ended December 31, 2013 and 2014;

•	reviewed Shengda Packaging’s unaudited financial statements for the three months ended March 31, 2015 and the three months ended March 31, 2014;

•	reviewed certain financial projections prepared and provided to Parent and Duff & Phelps by management of Shengda Packaging with respect to financial years ending December 31, 2015 through 2024 (the “Management Projections”);

•	reviewed Shengda Packaging’s management presentation relating to the past and current business operations, financial conditions and probable future outlook of Shengda Packaging, provided to Duff & Phelps by the management of Shengda Packaging;
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•	reviewed a letter dated June 3, 2015 from the chief executive officer of Shengda Packaging which made certain representations as to the Management Projections and the underlying assumptions of Shengda Packaging. Such representations and assumptions relate to the quality and completeness of the information provided by the management of Shengda Packaging to Duff & Phelps for the purpose of its analysis. In particular, the chief executive officer of Shengda Packaging represented that the Management Projections were Shengda Packaging’s most current financial projections available and were considered by the management of Shengda Packaging as its best estimation of Shengda Packaging’s future financial performance and financial results, subject to the uncertainty and approximation inherent in any projections. The chief executive officer of Shengda Packaging also represented that the assumptions supporting the financial projections were both reasonable and achievable as of June 3, 2015 and had been reviewed and approved by the management of Shengda Packaging;

•	reviewed documents related to the merger, including the Contribution Agreement;

•	discussed the information referred to above and the business, operations and financial condition and prospects of Shengda Packaging as well as the background and other elements of the merger with the management of Shengda Packaging;

•	reviewed the historical trading price and trading volume of the Shares and the publicly traded securities of certain other companies that Duff & Phelps deemed relevant;

•	performed certain valuation and comparative analysis using generally accepted valuation and analytical techniques, including a discounted cash flow analysis, an analysis of selected public companies that Duff & Phelps deemed relevant, an analysis of selected transactions that Duff & Phelps deemed relevant; and

•	conducted such other analysis and inquiries and considered such other information and factors as Duff & Phelps deemed appropriate.

In performing its financial analysis and rendering the Financial Analysis with respect to the merger, Duff & Phelps, with Parent’s consent and without independent verification:

•	relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including Shengda Packaging’s management, and did not independently verify such information;

•	relied upon the fact that Parent has been advised by counsel as to all legal matters with respect to the merger, including whether all procedures required by law to be taken in connection with the merger have been duly, validly and timely taken;

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•	assumed that any estimates, evaluations, forecasts and projections furnished to Duff & Phelps were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same;

•	assumed that information supplied and representations made by Shengda Packaging’s management are substantially accurate regarding Shengda Packaging and the merger;

•	assumed that the final versions of all documents reviewed by Duff & Phelps in draft form conform in all material respects to the drafts reviewed; and

•	assumed that there has been no material change in the assets, financial condition, business, or prospects of Shengda Packaging since the date of the most recent financial statements and other information made available to Duff & Phelps.

To the extent that any of the foregoing assumptions or any of the facts on which the Financial Analysis is based prove to be untrue in any material respect, the Financial Analysis cannot and should not be relied upon by Parent. Furthermore, in connection with the preparation of the Financial Analysis, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the merger.

Duff & Phelps has prepared the Financial Analysis effective as of June 5, 2015. The Financial Analysis is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date thereof, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Financial Analysis which may come or be brought to the attention of Duff & Phelps after the date thereof.

Duff & Phelps did not evaluate Shengda Packaging’s solvency or conduct an independent appraisal or physical inspection of any specific assets or liabilities (contingent or otherwise).

The Financial Analysis should not be construed as a fairness opinion, valuation opinion, credit rating, solvency opinion, an analysis of Shengda Packaging’s credit worthiness, as tax advice, or as accounting advice. Duff & Phelps has not made, and assumes no responsibility to make, any representation, warranty, assurance, undertaking (express or implied); or render any opinion, as to: (a) any legal matter; or (b) the adequacy, accuracy, completeness or reasonableness of the Financial Analysis. Duff & Phelps expressly disclaims all and any such responsibility or liability.

In providing the Financial Analysis, Duff & Phelps is not expressing any opinion with respect to the amount or nature of any compensation (if there is any) to any of Shengda Packaging’s officers, directors, or employees, or any class of such persons, relative to the Merger Consideration to be received by the stockholders of Shengda Packaging in connection with the merger, or with respect to the fairness of any such compensation. In addition, the Financial Analysis does not address the fairness of any consideration payable in connection with the merger to the holders of any class of securities, creditors or other constituencies of Shengda Packaging (if applicable).

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The Financial Analysis is furnished solely for the use and benefit of Parent in connection with its consideration of the merger and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, by any other person or for any other purpose, without Duff & Phelps’ express consent.

The Financial Analysis (a) does not address the merits of the underlying business decision to enter into the merger versus any alternative strategy or transaction; (b) does not address any transaction related to the merger; (c) is not a recommendation as to how Parent or any stockholder of Shengda Packaging should act with respect to any matters relating to the merger, or whether to proceed with the merger or any related transaction, and (d) does not indicate that the Merger Consideration to be received by stockholders of Shengda Packaging is the best possibly attainable under any circumstances. The decision as to whether to proceed with the merger or any related transaction may depend on an assessment of factors unrelated to the Financial Analysis.

Set forth below is a summary of the material analysis performed by Duff & Phelps in connection with the delivery of the Financial Analysis to Parent. This summary is qualified in its entirety by reference to the full text of the Financial Analysis, a copy of which is attached hereto as Exhibit (c)(1). While this summary describes the analysis and factors that Duff & Phelps deemed material in its presentation to Parent, it is not a comprehensive description of all analysis performed and factors considered by Duff & Phelps. The preparation of a financial analysis is a complex process that involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances. Accordingly, Duff & Phelps believes that its analysis must be considered as a whole and that selecting portions of its analysis and of the factors without considering all analysis and factors could create a misleading or incomplete view of the evaluation process underlying financial analysis. The conclusion reached by Duff & Phelps was based on all analysis and factors taken as a whole, and also on the application of the experience and judgment of Duff & Phelps. The fact that any specific analysis has been referred to in the summary below is not meant to indicate that this analysis was given greater weight than any other analysis. In addition, the ranges of valuations resulting from any particular analysis described below should not be taken to be the view of Duff & Phelps as the actual value of Shengda Packaging.

The Financial Analysis summarized below includes information presented in tabular format. In order for the Financial Analysis to be fully understood, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the Financial Analysis. Considering the data below without considering the full narrative description of the Financial Analysis, including the methodologies and assumptions underlying the analysis, could create a misleading or incomplete view of the Financial Analysis.

Discounted Cash Flow Analysis

Duff & Phelps performed a discounted cash flow analysis of the estimated future unlevered free cash flows of Shengda Packaging for the fiscal years ending December 31, 2015 through December 31, 2024, with “free cash flow” defined as cash that is available either to reinvest or to distribute to security holders. The discounted cash flow analysis was used to determine the net present value of estimated future free cash flows utilizing a weighted average cost of capital as the applicable discount rate. For the purposes of its discounted cash flow analysis, Duff & Phelps utilized and relied upon the Management Projections, which are described in this Schedule 13E- 3 in the section entitled “Certain Financial Projections” beginning on page 43. The costs associated with Shengda Packaging being a publicly listed company were excluded from the Management Projections because such costs would likely be eliminated as a result of the merger. Duff & Phelps calculated the estimated free cash flows by adding back the depreciation and amortization and deducting capital expenditures and increase/decrease in working capital from net operating profit after tax. Net operating profit after tax is calculated by deducting pro forma taxes from earnings before interest and taxes. All these items mentioned above are based on the Management Projections.

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Duff & Phelps estimated the net present value of all cash flows of Shengda Packaging after fiscal year 2024 (the “terminal value”) using a perpetuity growth formula assuming a 3.0% terminal growth rate, which took into consideration an estimate of the expected long-term growth rate of the Chinese economy and Shengda Packaging’s business. Duff & Phelps used discount rates ranging from 15.5% to 18.5%, reflecting Duff & Phelps’s estimate of Shengda Packaging’s weighted average cost of capital, to discount the projected free cash flows and terminal value. Duff & Phelps estimated Shengda Packaging’s weighted average cost of capital by estimating the weighted average of Shengda Packaging’s cost of equity (derived using the capital asset pricing model) and Shengda Packaging’s after-tax cost of debt. Duff & Phelps believes that this range of discount rates is consistent with the rate of return that security holders could expect to realize on alternative investment opportunities with similar risk profiles.

Based on these assumptions, the discounted cash flow analysis conducted by Duff & Phelps resulted in an estimated enterprise value for Shengda Packaging of $56.2 million to $71.2 million and a range of common equity value of Shengda Packaging to be $52.1 million to $67.1 million by:

•	subtracting net working capital deficit of $5.8 million as of March 31, 2015;
•	subtracting short-term and current portion of long-term borrowing, net of restricted cash pledged for loans, of $3.0 million as of March 31, 2015;
•	subtracting non-controlling interest of $3.3 million as of March 31, 2015; and
•	adding cash of $8.0 million as of March 31, 2015.

Based on the foregoing analysis, Duff & Phelps estimated the value of each Share to range from $6.72 to $8.65 as of the date of the Financial Analysis.

Selected Public Companies and Merger and Acquisition Mergers Analysis

Duff & Phelps analyzed selected public companies and selected merger and acquisition transactions for purposes of estimating valuation multiples with which to calculate a range of implied enterprise values of Shengda Packaging. This collective analysis was based on publicly available information and is described in more detail in the sections that follow.

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Rather than applying the average or median multiple from the public company set, Duff & Phelps selected multiples that reflect Shengda Packaging’s size, growth outlook, capital requirements, profit margins, revenue mix, and other characteristics relative to the group.

None of the companies or targets in the selected transactions utilized for comparative purposes in the following analysis are directly comparable to Shengda Packaging. Duff & Phelps does not have access to non-public information of any of these companies. Accordingly, a complete valuation analysis cannot rely solely upon a quantitative review of such companies, and involves complex considerations and judgments concerning differences in financial and operating characteristics of such companies, as well as other factors that could affect their value relative to that of Shengda Packaging. Therefore, the Selected Public Companies / M&A Transactions Analysis is necessarily subject to limitations.

Selected Public Companies Analysis. Duff & Phelps compared certain financial information of Shengda Packaging to corresponding data and ratios from publicly traded companies in the paper and paper packaging industry that Duff & Phelps deemed relevant to its analysis. For purposes of its analysis, Duff & Phelps used certain publicly available historical financial data and consensus equity analyst estimates for the selected publicly traded companies. The nineteen companies included in the selected public companies analysis in the paper and paper packaging industry were:

Foreign-Listed China Paper and Packaging Companies:

•	Nine Dragons Paper (Holdings) Ltd.
•	Lee & Man Paper Manufacturing Limited
•	Cheng Loong Corp.
•	Long Chen Paper Co., Ltd.
•	China Sunshine Paper Holdings Company Limited
•	Greatview Aseptic Packaging Company Limited
•	Zhengye International Holdings Company Limited
•	Hop Fung Group Holdings Ltd.
•	China Packaging Holdings Development Limited
•	Orient Paper, Inc.
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Global Paper and Packaging Companies:

•         International Paper Company

•         Mondi Limited

•         Rock-Tenn Company

•         Smurfit Kappa Group Plc

•         Oji Holdings Corporation

•         Packaging Corporation of America

•         DS Smith Plc

•         KapStone Paper and Packaging Corporation

•         Hokuetsu Kishu Paper Co., Ltd.

Duff & Phelps selected these companies for its analysis based on their relative similarity, primarily in terms of business model and primary products, to that of Shengda Packaging.

The tables below summarize certain observed trading multiples and historical and projected financial performance, on an aggregate basis, of the selected public companies. The estimates for 2015 and 2016 in the tables below with respect to the selected public companies were derived based on information for the 12-month periods ending closest to Shengda Packaging’s fiscal year ends for which information was available. Data related to Shengda Packaging’s earnings before interests, taxes, depreciation and amortization (“EBITDA”) were adjusted for purposes of this analysis to eliminate public company costs and non-recurring income (expenses).

Selected Public Companies Analysis
($ in millions, except per share data)

	REVENUE GROWTH				EBITDA GROWTH				EBITDA MARGIN
Company Name	3-YR CAGR	LTM	2015	2016	3-YR CAGR	LTM	2015	2016	3-YR AVG	LTM	2015	2016

China Paper and Packaging Companies
Nine Dragons Paper (Holdings) Ltd.	5.9%	4.1%	5.2%	4.9%	8.8%	2.8%	5.7%	12.1%	17.3%	17.4%	17.5%	18.7%
Lee & Man Paper Manufacturing Limited	5.1	0.8	6.2	11.4	17.1	8.9	30.1	10.7	15.9	16.7	20.4	20.3
Cheng Loong Corp.	0.8	5.8	10.0	3.7	2.3	34.0	44.8	4.4	8.5	8.8	10.0	10.1
Long Chen Paper Co., Ltd.	2.6	8.4	NA	NA	22.3	23.2	NA	NA	11.4	13.7	NA	NA
China Sunshine Paper Holdings Company Limited	-2.5	-5.7	NA	NA	0.5	20.2	NA	NA	12.1	13.5	NA	NA
Greatview Aseptic Packaging Company Limited	12.3	3.3	11.1	16.2	8.3	-3.3	5.5	7.9	23.5	21.5	20.4	19.0
Zhengye International Holdings Company Limited	13.8	18.6	NA	NA	2.6	11.4	NA	NA	8.1	7.2	NA	NA
Hop Fung Group Holdings Ltd.	-8.7	6.9	NA	NA	-4.1	5.1	NA	NA	9.4	9.3	NA	NA
China Packaging Holdings Development Limited	36.3	28.3	NA	NA	47.5	31.1	NA	NA	16.6	17.2	NA	NA
Orient Paper, Inc.	-3.1	4.6	NA	NA	-9.1	-11.1	NA	NA	20.5	19.1	NA	NA
Group Median	3.8%	5.2%	8.1%	8.2%	5.4%	10.1%	17.9%	9.3%	14.0%	15.2%	18.9%	15.8%

Global Paper and Packaging Companies
International Paper Company	NM	5.8%	-1.7%	2.5%	NM	5.2%	8.3%	5.4%	16.0%	16.7%	18.1%	18.6%
Mondi Limited	3.7	-1.1	2.5	2.1	6.2	3.9	14.1	6.5	16.0	16.9	18.8	19.6
Rock-Tenn Company	1.1	4.3	1.1	1.2	NM	6.3	2.5	2.8	14.2	15.6	15.6	15.8
Smurfit Kappa Group plc	3.2	1.4	2.1	3.2	4.6	5.0	9.9	5.6	12.8	13.5	14.6	15.0
Oji Holdings Corporation	3.6	1.1	6.9	2.7	-2.8	-12.7	11.2	8.0	9.8	8.9	9.8	10.3
Packaging Corporation of America	5.2	0.5	0.8	2.9	11.4	0.3	3.4	8.6	17.3	18.3	19.1	20.1
DS Smith Plc	NM	-3.8	2.5	4.5	NM	8.7	9.2	6.8	10.3	11.2	12.1	12.4
KapStone Paper and Packaging Corporation	10.0	3.4	NM	NM	17.8	5.3	NM	NM	17.6	15.2	16.3	16.6
Hokuetsu Kishu Paper Co., Ltd.	-0.3	2.0	12.2	NA	-7.7	NM	5.6	NA	10.1	8.7	11.5	NA
Group Median	3.6%	1.4%	2.3%	2.7%	5.4%	5.1%	8.8%	6.5%	14.2%	15.2%	15.6%	16.2%

Aggregate Mean	5.2%	4.7%	4.9%	5.0%	7.8%	8.0%	12.5%	7.2%	14.1%	14.2%	15.7%	16.2%
Aggregate Median	3.6%	3.4%	3.9%	3.2%	5.4%	5.3%	8.8%	6.8%	14.2%	15.2%	16.3%	16.2%

China Shengda Packaging Group Inc.	7.2%	13.5%	8.7%	10.9%	-8.9%	42.7%	14.4%	25.4%	8.4%	7.9%	8.5%	9.6%

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Selected Public Companies Analysis
($ in millions, except per share data)

	ENTERPRISE VALUE AS MULTIPLE OF							STOCK PRICE AS A MULTIPLE OF
Company Name	LTM EBITDA	2015 EBITDA	2016 EBITDA	LTM EBIT	2015 EBIT	2016 EBIT	LTM Revenue	LTM EPS	2015 EPS	2016 EPS

Foreign-Listed China Paper and Packaging Companies
Nine Dragons Paper (Holdings) Ltd.	10.9x	10.3x	9.2x	16.8x	15.8x	13.4x	1.90x	20.9x	16.7x	12.9x
Lee & Man Paper Manufacturing Limited	12.8	9.8	8.9	18.0	13.4	12.2	2.14	13.6	11.9	10.5
Cheng Loong Corp.	8.2	6.6	6.4	17.5	11.9	10.8	0.72	8.7	6.4	7.1
Long Chen Paper Co., Ltd.	7.8	NA	NA	15.6	NA	NA	1.07	9.4	7.1	NA
China Sunshine Paper Holdings Company Limited	11.4	NA	NA	21.1	NA	NA	1.55	NM	NA	NA
Greatview Aseptic Packaging Company Limited	10.0	9.4	8.8	12.8	11.7	10.1	2.14	17.6	15.3	13.1
Zhengye International Holdings Company Limited	13.1	NA	NA	23.9	NA	NA	0.94	10.1	NA	NA
Hop Fung Group Holdings Ltd.	9.5	NA	NA	42.3	NA	NA	0.88	4.7	NA	NA
China Packaging Holdings Development Limited	6.3	NA	NA	6.9	NA	NA	1.09	9.7	NA	NA
Orient Paper, Inc.	2.8	NA	NA	4.3	NA	NA	0.54	2.8	NA	NA
Group Median	9.7x	9.6x	8.8x	17.2x	12.6x	11.5x	1.08x	9.7x	11.9x	11.7x

Global Paper and Packaging Companies
International Paper Company	7.4x	6.9x	6.5x	11.5x	10.5x	9.8x	1.24x	17.2x	13.0x	11.9x
Mondi Limited	10.3	9.0	8.5	15.3	12.9	12.1	1.73	18.9	15.7	14.7
Rock-Tenn Company	7.3	7.3	7.1	11.7	11.8	11.0	1.15	15.6	15.7	14.1
Smurfit Kappa Group plc	8.4	7.6	7.2	12.5	11.1	10.3	1.14	18.2	14.0	13.0
Oji Holdings Corporation	10.4	8.9	8.3	26.8	NA	NA	0.93	20.8	17.4	14.9
Packaging Corporation of America	8.4	8.0	7.4	12.2	11.6	10.3	1.54	16.0	15.1	13.2
DS Smith Plc	9.2	8.3	7.8	14.7	11.5	10.7	1.03	18.2	14.2	13.1
KapStone Paper and Packaging Corporation	8.6	NM	7.7	NM	NM	10.9	1.30	NM	NM	11.2
Hokuetsu Kishu Paper Co., Ltd.	10.5	7.1	NA	34.1	NA	NA	0.92	15.0	15.1	NA
Group Median	8.6x	7.8x	7.5x	13.6x	11.5x	10.7x	1.15x	17.7x	15.1x	13.1x

Aggregate Mean	9.1x	8.3x	7.8x	17.7x	12.2x	11.1x	1.26x	14.0x	13.7x	12.5x
Aggregate Median	9.2x	8.1x	7.7x	15.4x	11.8x	10.8x	1.14x	15.6x	15.1x	13.0x

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Selected M&A Mergers Analysis. Duff & Phelps selected eight precedent transactions within China’s paper packaging and product and twenty-six precedent transactions within the global paper packaging and product that it determined to be relevant to its analysis. Duff & Phelps computed the revenue and EBITDA of the last twelve months, referred to herein as “LTM,” for each of the target companies (where publicly disclosed). Duff & Phelps then calculated the implied enterprise value to revenue and enterprise value to EBITDA multiples for each transaction. The selected China and international paper packaging and product transactions indicated enterprise value to LTM EBITDA multiples ranging from 5.8x to 31.7x with a median of 7.6x, and enterprise value to LTM revenue multiples ranging from 0.21x to 2.55x with a median of 0.95x.

Shengda Packaging is not directly comparable to the target companies in the selected merger and acquisition transactions analysis given certain characteristics of the transactions and the target companies, including direct industry comparability and lack of recent relevant transactions. Therefore, although reviewed, Duff & Phelps did not select valuation multiples for Shengda Packaging based on the selected merger and acquisition transactions analysis.

The tables below summarize the relevant information reviewed by Duff & Phelps for its analysis of the selected China and international paper packaging and product transactions.

Selected M&A Transactions Analysis - China Paper Packaging and Product Transactions
($ in millions)
Announced	Target Name	Acquirer Name	Enterprise Value	LTM Revenue	LTM EBITDA	EBITDA Margin	EV / EBITDA	EV / Revenue

12/16/2014	Jiangsu Shuntai Packaging & Printing Science Technology Co., Ltd.	Chinese Hongkong International Tobacco Group Co., Limited	$103.0	$40.4	NA	NA	NA	2.55x
12/5/2014	Jin Bao Bao Holdings Limited	Management	$90.6	$36.2	$4.7	13.1%	19.1x	2.50x
8/8/2014	New Island Development Holdings Limited (nka:Huajun Holdings Limited)	Management	$103.4	$89.3	$4.9	5.5%	20.9x	1.16x
12/18/2013	Kith Holdings Limited	Management	$109.3	$195.8	NA	NA	NA	0.56x
12/16/2013	Winbox (BVI) Limited	Goodwill International (Holdings) Ltd.	$6.4	$14.5	NA	NA	NA	0.44x
38

11/18/2013	Youyue International Limited (nka:Green Build Technology Limited)	City Green Build Technology Pte. Ltd.	$29.5	$40.5	$4.0	10.0%	7.3x	0.73x
10/25/2013	Shenzhen Jinzhicai Cultural Creativity Co., Ltd.	Shenzhen MYS Environmental Protection & Technology Company Ltd	$58.7	$51.5	NA	NA	NA	1.14x
7/31/2013	Zhongshan Ren Hing Paper Manufacturing Co., Ltd.	Zhongshan Yong Fa Paper Industry Company Limited	$28.8	$42.7	NA	NA	NA	0.67x
			Group Mean			9.5%	15.8x	1.22x
			Group Median			10.0%	19.1x	0.93x

Selected M&A Transactions Analysis - International Paper Packaging and Product Transactions
($ in millions)
Announced	Target Name	Acquirer Name	Enterprise Value	LTM Revenue	LTM EBITDA	EBITDA Margin	EV / EBITDA	EV / Revenue

5/4/2015	Victory Packaging L.P.	KapStone Kraft Paper Corporation; KapStone Charleston Kraft, LLC	$615.0	$953.0	$55.0	5.8%	11.2x	0.65x
4/28/2015	Arjo wiggins Ltda	Fedrigoni S.p.A.	$94.7	$78.0	NA	NA	NA	1.21x
4/15/2015	inspirepac Ltd.	Smurfit Kappa Group plc	$64.3	$68.0	$8.9	13.0%	7.3x	0.95x
4/14/2015	Robert Mann Packaging, Inc.	Pratt Industries, Inc.	$60.0	$150.0	NA	NA	NA	0.40x
2/23/2015	Duropack GmbH	DS Smith Plc	$340.5	$309.9	$46.5	15.0%	7.3x	1.10x
1/25/2015	MeadWestvaco Corporation	Rock-Tenn Company	$11,184.2	$5,631.0	$976.0	17.3%	11.5x	1.99x
1/6/2015	Pacmar (Pty) Ltd.	Rhodes Food Group Holdings Limited	$14.1	$31.5	$1.9	6.0%	7.4x	0.45x
12/24/2014	Gault et Fremont, S.A.S.	UI Gestion SA	$28.6	$52.4	NA	NA	NA	0.54x
12/11/2014	Norampac Inc., North American Boxboard Manufacturing and Converting Assets	Graphic Packaging International, Inc.	$38.9	$186.4	$4.3	2.3%	9.0x	0.21x
11/3/2014	Flexipol Packaging Ltd	Plastics Capital plc	$17.0	$24.0	NA	NA	NA	0.71x
9/29/2014	Bates Container LLC	Smurfit Kappa Group plc	$157.5	$150.0	NA	NA	NA	1.05x
39

9/5/2014	Network Packaging Limited	MacFarlane Group plc	$12.2	$12.6	NA	NA	NA	0.97x
8/29/2014	Interpac Packaging Limited	Huhtamaki (NZ) Holdings Limited	$9.2	$14.5	NA	NA	NA	0.64x
2/24/2014	Cheong Ming Investments Limited (nka:Realord Group Holdings Limited)	Management	$30.6	$65.1	$2.6	4.0%	11.7x	0.47x
2/18/2014	Benson Box Ltd.	Graphic Packaging Holding Company	$190.7	$200.0	$25.0	12.5%	7.6x	0.95x
11/27/2013	Huhtamaki BCP Ltd.	Huhtamaki Oyj	$27.2	$24.4	NA	NA	NA	1.11x
11/18/2013	Detmold Flexibles Pty Ltd (nka:Amcor Flexibles (Port Melbourne) Pty Ltd)	Amcor Flexibles Asia Pacific	$47.0	$51.7	NA	NA	NA	0.91x
11/13/2013	Nelipak Holdings, Alga Plastics and ATE located in Costa Rica	Mason Wells; Mason Wells Buyout Fund III, L.P.	$125.0	$88.9	NA	NA	NA	1.41x
11/7/2013	Dakota Packaging Ltd	Essentra plc	$20.9	$20.0	NA	NA	NA	1.05x
9/23/2013	Versatile Creative Berhad	IRIS Corporation Berhad; Wisefield Resources Sdn Bhd	$23.6	$18.4	$0.7	4.0%	31.7x	1.28x
9/17/2013	PT Primacorr Mandiri	Thai Containers Group Co., Ltd.	$13.8	$14.5	NA	NA	NA	0.95x
9/3/2013	Boise Inc.	Packaging Corporation of America	$2,005.0	$2,501.4	$296.3	11.8%	6.8x	0.80x
8/13/2013	Portola Packaging Inc.	Silgan Holdings Inc.	$266.0	$200.0	NA	NA	NA	1.33x
7/3/2013	Chesapeake Limited (nka:Multi Packaging Solutions UK Limited)	The Carlyle Group LP; Carlyle European Capital Partners III, L.P.	$606.4	$754.6	NA	NA	NA	0.80x
4/4/2013	Caraustar Industries, Inc.	H.I.G. Capital, LLC	$519.0	$720.0	$90.0	12.5%	5.8x	0.72x
40

3/19/2013	Contego Healthcare Limited	ESNT International Limited	$203.9	$155.2	$27.0	17.4%	7.5x	1.31x

			Intl. Mean			10.2%	10.4x	0.92x
			Intl. Median			12.2%	7.6x	0.95x

			Aggregate Mean			10.0%	11.5x	0.99x
			Aggregate Median			11.8%	7.6x	0.95x

Summary of Selected Public Companies / M&A Transactions Analyses

In order to estimate a range of enterprise values for Shengda Packaging, Duff & Phelps applied valuation multiples to Shengda Packaging’s LTM and projected earnings before interests and taxes (“EBIT”) for the fiscal year ending December 31, 2015 and December 31, 2016. The LTM and projected EBIT were adjusted to exclude public company costs and non-recurring income (expenses). The valuation multiples selected by Duff & Phelps were as follows: LTM EBIT multiple ranged from 10.0x to 12.0x, projected 2015 EBIT multiple ranged from 9.0x to 11.0x, and projected 2016 EBIT multiple ranged from 6.0x to 7.0x. Valuation multiples were selected taking into consideration historical and projected financial performance metrics of Shengda Packaging relative to such metrics of the selected public companies. Duff & Phelps selected the LTM and projected 2015 and 2016 EBIT multiples by taking into consideration of Shengda Packaging’s size, growth outlook, capital requirements, profit margins, revenue mix, and other characteristics relative to the selected public companies. Duff & Phelps noted that while it reviewed the selected M&A transactions, it did not select valuation multiples for Shengda Packaging based on the Selected M&A Transactions Analysis for the reasons described above. As a result of these selected valuation multiples described above, the selected public companies analysis indicated an estimated enterprise value for Shengda Packaging of $54.3 million to $64.9 million and a range of implied values of each Share of $6.47 to $7.84 as of the date of the Financial Analysis.

Summary of Analyses

The range of estimated enterprise values for Shengda Packaging that Duff & Phelps derived from its discounted cash flow analysis was $56.2 million to $71.2 million, and the range of estimated enterprise values that Duff & Phelps derived from its selected public companies / M&A transactions analyses was $54.3 million to $64.9 million. Duff & Phelps concluded that Shengda Packaging’s enterprise value was within a range of $55.3 million to $68.1 million based on the analyses described above.

Based on the concluded enterprise value, Duff & Phelps estimated the range of common equity value of Shengda Packaging to be $51.2 million to $64.0 million by:

•	subtracting net working capital deficit of $5.8 million as of March 31, 2015;
•	subtracting short-term and current portion of long-term borrowing, net of restricted cash pledged for loans, of $3.0 million as of March 31, 2015;
•	subtracting non-controlling interest of $3.3 million as of March 31, 2015; and
•	adding cash of $8.0 million as of March 31, 2015.
41

Based on the foregoing analysis, Duff & Phelps estimated the value of each Share to range from $6.60 to $8.25. Duff & Phelps noted that the Merger Consideration was within the range of the per Share value indicated by the Financial Analysis.

The opinion of Duff & Phelps was only one of the many factors considered by Parent in its evaluation of the transaction and should not be viewed as determinative of the views of Parent.

Fees and Expenses

As compensation for the services of Duff & Phelps in connection with the rendering of the Financial Analysis to Parent, Parent agreed to pay Duff & Phelps a nonrefundable retainer of $75,000.00 and a fee of $50,000.00 payable upon Duff & Phelps delivering of the Financial Analysis to Parent. No portion of the fees of Duff & Phelps is refundable or contingent upon the consummation of the merger or the conclusion reached in the Financial Analysis.

Parent has also agreed to indemnify Duff & Phelps for certain liabilities arising out of their engagement. In addition, Parent has agreed to reimburse Duff & Phelps for its reasonable out-of-pocket expenses incurred in connection with the rendering of the Financial Analysis not to exceed $10,000.00.

The terms of the fee arrangements with Duff & Phelps, which Parent believes are customary in transactions of this nature, were negotiated at arm’s length, and Parent’s board of directors is aware of these fee arrangements. Duff & Phelps has undertaken a review of its records to determine its professional relationship with Parent, Shengda Packaging, and other parties of interest, and, to the best knowledge of Duff & Phelps, has identified no material relationships with any such parties other than having provided the Financial Analysis to Parent pursuant to the Engagement Letter, dated as of May 18, 2015, between Duff & Phelps and Parent.

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CERTAIN FINANCIAL PROJECTIONS

Shengda Packaging provided Parent and Duff & Phelps with selected, non-public financial projections for financial years ending December 31, 2015 through 2024 prepared by Shengda Packaging’s management. We have included a summary of these projections below to give stockholders of Shengda Packaging access to certain nonpublic information provided to Parent and Duff & Phelps. Shengda Packaging does not as a matter of course make public projections as to future performance or earnings. These financial projections constitute forward-looking statements. See “Cautionary Note regarding Forward-Looking Statements.”

Shengda Packaging advised the recipients of the Management Projections that such projections are subjective in many respects. The Management Projections are based on a variety of estimates and assumptions made by Shengda Packaging’s management regarding Shengda Packaging’s business, industry performance, general business, economic, market and financial conditions and other matters, many of which are difficult to predict and are beyond Shengda Packaging’s control.

The Management Projections were prepared by Shengda Packaging’s management in good faith and on a reasonable basis based on the best information available to Shengda Packaging’s management at the time of their preparation. The Management Projections, however, are not actual results and should not be relied upon as being necessarily indicative of actual future results, and you are cautioned not to place undue reliance on this information. Neither Shengda Packaging’s independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the Management Projections set forth below, nor have they expressed any opinion or any other form of assurance with respect thereto. The Management Projections were not prepared with a view toward public disclosure or compliance with generally accepted accounting principles in the United States (“GAAP”), the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Except as required by law, Shengda Packaging does not intend to update the Management Projections or to make other projections public in the future.

In addition, because the Management Projections cover multiple years, such information by its nature becomes less predictive with each successive year and becomes subject to increasing uncertainty in the years beyond 2015. While presented with numeric specificity, the assumptions upon which the Management Projections were based necessarily involve judgments with respect to, among other things, future economic and competitive conditions, many of which are difficult to predict accurately and are beyond the control of Shengda Packaging’s management. See the risk factors included in Shengda Packaging’s most recent filings on Form 10-Q and Form 10-K filed with the SEC. Also, the economic and business environment can and do change quickly, which add a significant level of unpredictability and execution risk. It is expected that differences between actual and projected results will occur, and actual results may be materially greater or less than those contained in the projections. If the merger is not consummated, Shengda Packaging may not be able to achieve these financial projections. There can be no assurance that the projections, or the assumptions underlying the projections, will be realized. Accordingly, you are cautioned not to place undue reliance on the Management Projections included herein.

43

The following table shows the Management Projections considered by Parent and Duff & Phelps in connection with the Financial Analysis:

China Shengda Packaging Group Inc.
(USD in millions)
	2015E	2016E	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E

Net revenue	$166.2	$187.7	$204.6	$214.9	$225.6	$236.9	$246.4	$253.8	$261.4	$269.2
Growth	8.9%	12.9%	9.0%	5.0%	5.0%	5.0%	4.0%	3.0%	3.0%	3.0%

Cost of revenue	140.7	157.4	170.3	177.3	184.6	193.8	201.5	207.6	213.8	220.2

Gross Profit	25.5	30.3	34.3	37.6	41.1	43.1	44.8	46.2	47.6	49.0
Gross Margin	15.3%	16.1%	16.8%	17.5%	18.2%	18.2%	18.2%	18.2%	18.2%	18.2%

Sales and marketing	7.0	7.9	8.6	9.0	9.5	10.0	10.4	10.7	11.0	11.3
G&A expense	12.5	14.1	15.3	16.1	16.9	17.8	18.5	19.0	19.6	20.2
Operating Expenses	19.5	22.0	24.0	25.2	26.4	27.7	28.8	29.7	30.6	31.5

Total Non-operating Expense (Income)	0.8	0.9	1.0	1.1	1.1	1.2	1.2	1.3	1.3	1.3

Profit before taxes	5.2	7.4	9.3	11.3	13.5	14.2	14.8	15.2	15.7	16.1

Income tax	1.0	1.5	1.9	2.3	2.7	2.8	3.0	3.0	3.1	3.2
Effective Tax Rate	20.0%	20.0%	20.0%	20.0%	20.0%	20.0%	20.0%	20.0%	20.0%	20.0%

Net income (loss) for current period	$4.1	$5.9	$7.5	$9.1	$10.8	$11.3	$11.8	$12.2	$12.5	$12.9
Net Margin	2.5%	3.2%	3.6%	4.2%	4.8%	4.8%	4.8%	4.8%	4.8%	4.8%
* Management projected gross profit include depreciation and amortization.

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You should not regard the inclusion of the Management Projections in this Schedule 13E-3 as an indication that Shengda Packaging, the Filing Persons or any of their respective affiliates, advisors or other representatives considered or consider the projections to be necessarily predictive of actual future events. None of Shengda Packaging, any Filing Person or any of their respective affiliates, advisors or other representatives has made or makes any representations regarding the ultimate performance of Shengda Packaging compared to the information contained in the Management Projections.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Schedule 13E-3 and the documents incorporated by reference in this Schedule 13E-3 include certain forward-looking statements that are not statements of historical fact. These statements appear throughout this Schedule 13E-3 and include statements regarding the intent, belief, or current expectations of the Filing Persons, including Shengda Packaging’s financial projections and plans following completion of the merger. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors, such as positions and strategies of competitors; cash availability and liquidity; the risks inherent with predicting cash flows, revenue and earnings outcomes as well as all other risk factors identified in (i) Shengda Packaging’s annual report on Form 10-K for the fiscal year ended December 31, 2014 filed with the SEC on March 30, 2015, (ii) Shengda Packaging’s quarterly report on Form 10-Q for the quarterly period ended March 31, 2015 filed with the SEC on May 15, 2015 and (iii) as otherwise described in Shengda Packaging’s filings with the SEC from time to time.

There may be events in the future that cannot be accurately predicted or over which there is no control. You should be aware that the occurrence of unforeseen future events could have a material effect on Shengda Packaging’s business, operating results and financial condition. Accordingly, you should not place undue reliance on such forward-looking statements.

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TRANSACTION STATEMENT

Item 1. Summary Term Sheet

See the Section above captioned “Summary Term Sheet” beginning on page 1 of this Schedule 13E-3.

Item 2. Subject Company Information

a) Name and Address

The name of the subject company is Shengda Packaging. The principal executive office of Shengda Packaging is located at No. 2 Beitang Road, Xiaoshan Economic and Technological Development Zone, Hangzhou, Zhejiang Province 311215, PRC and its telephone number is (86) 571-8283-8805.

Shengda Packaging is subject to the informational reporting requirements of the Securities Exchange Act and in accordance therewith is required to file reports, proxy statements, and other information with the SEC relating to its business, financial condition, and other matters. Such reports, proxy statements and other information are available for inspection and copying at the SEC’s public reference room located at 100 F. Street, N.E., Room 1580, Washington, D.C. 20549. Copies may be obtained from the SEC’s principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains a web site that contains reports, proxy, and information statements, and other information regarding registrants that file electronically with the SEC at http://www.sec.gov.

b) Securities

The exact title of the class of equity securities subject to the merger is common stock, par value $0.001 per share, of Shengda Packaging. According to Shengda Packaging, there were a total of 7,758,160 issued and outstanding Shares as of May 21, 2015.

c) Trading Market and Price

Shengda Packaging’s common stock is listed on the NASDAQ Capital Market and previously on the NASDAQ Global Market and trades under the symbol “CPGI.” The following table sets forth the high and low sales prices per share of Shengda Packaging common stock on a split-adjusted basis for the periods indicated as quoted on the NASDAQ Capital Market or the NASDAQ Global Market, as applicable.

	High	Low
For the year ended December 31, 2015
Second Quarter (through July 6, 2015)	$7.53	$2.73
First Quarter	$6.00	$3.94
For the year ended December 31, 2014
Fourth Quarter	$5.70	$3.65
Third Quarter	$5.10	$4.30
Second Quarter	$5.70	$4.30
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First Quarter	$7.35	$4.00
For the year ended December 31, 2013
Fourth Quarter	$7.80	$4.01
Third Quarter	$6.50	$4.81
Second Quarter	$8.25	$5.20
First Quarter	$6.15	$5.10

Trading in Shengda Packaging common stock is sporadic. As reported on the NASDAQ Capital Market, since January 1, 2015, there has only been 66 days on which a trade was reported.

d) Dividends

To the knowledge of the Filing Persons, Shengda Packaging has never declared or paid any dividends in respect of the Shares. According to Shengda Packaging’s annual report on Form 10-K for its fiscal year ended December 31, 2014, Shengda Packaging states that it has no intention to pay dividends in the foreseeable future.

e) Prior Public Offerings

None of the Filing Persons or, to the knowledge of the Filing Persons, Shengda Packaging, has made an underwritten public offering of the Shares for cash during the past three years that was registered under the Securities Act of 1933, as amended, or exempt from registration under Regulation A.

f) Prior Stock Purchases

The following table shows purchases by CSV China Opportunities Fund, L.P. of the Shares during the past two years:

Transaction Date	Total Number of Shares Purchased*	Range of Prices Paid per Share*	Average Price Paid per Share*
06/01/2013 - 06/30/2013	1,254	$ 5.515 – 5.850	$ 5.555
Third Quarter 2013	80	$ 5.850	$ 5.850
Fourth Quarter 2013	26,000	$ 4.285 – 4.400	$ 4.345
First Quarter 2014	17,988	$ 4.245 – 4.950	$ 4.265
Second Quarter 2014	11,551	$ 4.470 – 4.950	$ 4.655
Third Quarter 2014	12,328	$ 4.555 – 4.750	$ 4.675
Fourth Quarter 2014	7,516	$ 3.875 – 5.225	$ 4.845
01/01/2015 - 02/28/2015	8,740	$ 4.880 – 5.150	$ 5.050
03/01/2015 - 06/02/2015	-	-	-

* The purchases of the Shares listed in the table occurred prior to the reverse stock split of the Shares completed on May 18, 2015. The purchase prices and the numbers of the purchased Shares listed in the table give effect to such reverse stock split of the Shares.

Except as described above, there was no purchase of any Share by any Filing Person or any affiliate of any Filing Person during the past two years.

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Item 3. Identity and Background of Filing Persons

Parent

Parent is a business company with limited liability incorporated under the laws of the British Virgin Islands. Parent was formed by the Chairman solely for the purpose of effecting the merger. The Contributing Stockholders have agreed to contribute to Parent the Shares held by them immediately prior to the consummation of the merger, and Parent may be deemed to beneficially own approximately 90.8% of the total outstanding Shares. The registered office of Parent is Intertrust Corporate Services (BVI) Limited, 171 Main Street, Road Town, Tortola VG1110, British Virgin Islands, and its telephone number is (86) 571-8283-8805.

Merger Sub

Merger Sub is a Nevada corporation incorporated under the laws of the State of Nevada and was formed by Parent solely for the purpose of effecting the merger. Merger Sub is a wholly-owned subsidiary of Parent. The registered office of Merger Sub is Paracorp Incorporated, 318 North Carson Street #208, Carson City, Nevada 89701, U.S.A., and its telephone number is
(86) 571-8283-8805.

Chairman SPV

Chairman SPV is a business company with limited liability incorporated under the laws of the British Virgin Islands. Chairman SPV was formed solely for the purpose of entering into the Contribution Agreement, the Facility Agreement and other related transaction agreements and consummating the transactions contemplated thereby. Chairman SPV is wholly-owned by the Chairman. The registered office of Chairman SPV is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands, its telephone number is
(86) 571-8283-8805.

The Chairman

The Chairman has been the chairman of the board of directors of Shengda Packaging since April 8, 2010. On the same day, he resigned from his position as the chief executive officer of Shengda Packaging. Concurrently, he also serves as president of Zhejiang Great Shengda Packaging Co. Ltd. (“Great Shengda”) and as a director of Evercharm Holdings Limited (“Evercharm”), Wealthcharm Investments Limited (“Wealthcharm”), Shengda (Hangzhou) Holdings Limited, Shengda Group Co., Ltd., Great Shengda, Zhejiang Shengda Color Pre~printing Co., Ltd. and Hangzhou Shengming Paper Co., Ltd. His business address is No. 2 Beitang Road, Xiaoshan Economic and Technological Development Zone, Hangzhou, Zhejiang Province 311215, PRC, and his telephone number is (86) 571-8283-1798. He is a citizen of the PRC.

Mr. Wuxiao Fang

Mr. Wuxiao Fang was the chairman of the board of directors of Shengda Packaging before April 8, 2010. Currently, he serves as a consultant to Shengda Packaging. His business address is No. 2 Beitang Road, Xiaoshan Economic and Technological Development Zone, Hangzhou, Zhejiang Province 311215, PRC, and his telephone number is (86) 571-8283-7822. He is a citizen of the PRC.

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Ms. Congyi Fang

Ms. Congyi Fang has been a member of the board of directors of Shengda Packaging since April 8, 2010. She is also a director of Wealthcharm and Evercharm. She has been Great Shengda’s vice president and general manager of marketing since 2004 and is responsible for sales and marketing. Her business address is No. 2 Beitang Road, Xiaoshan Economic and Technological Development Zone, Hangzhou, Zhejiang Province 311215, PRC, and her telephone number is (86) 571-8283-5768. She is a citizen of the PRC.

Mr. Yueming Qi

Mr. Yueming Qi is the general manager of Zhejiang Shengda Charter Win Chemicals Co., Ltd. which is engaged in the business of is manufacturing of organic pigment products. He has held this position for the past five years. His business address is Nanyang Development Zone, Hangzhou, Zhejiang Province 311227, PRC, and his telephone number is (86) 571-8217-2666. He is a citizen of the PRC.

Mr. Baishun Shen

Mr. Baishun Shen has been retired for the past five years. His address is No. 2 Beitang Road, Xiaoshan Economic and Technological Development Zone, Hangzhou, Zhejiang Province 311215, PRC, and his telephone number is (86) 571-8283-8805. He is a citizen of the PRC.

Mr. Guofang Wang

Mr. Guofang Wang is a security officer of Hangzhou Sheng Ming Paper Industry Co., Ltd. which is engaged in the business of paper packaging and manufacturing of carton products. He has held this position for the past five years. His business address is Xiangli Village, Heshang Town, Xiaoshan District, Hangzhou, Zhejiang Province 311264, PRC, and his telephone number is (86) 571-8226-9986. He is a citizen of the PRC.

Mr. Zumao Shi

Mr. Zumao Shi is a warehouse keeper of Hangzhou Sheng Ming Paper Industry Co., Ltd. which is engaged in the business of paper packaging and manufacturing of carton products. He has held this position for the past five years. His business address is Xiangli Village, Heshang Town, Xiaoshan District, Hangzhou, Zhejiang Province 311264, PRC, and his telephone number is (86) 571-8226-9919. He is a citizen of the PRC.

Ms. Lanfang Zhang

Ms. Lanfang Zhang has been retired for the past five years. She holds certain shares of the common stock of Shengda Packaging indirectly through Bigtree Capital Limited, an investment holding company incorporated in the British Virgin Islands. Ms. Lanfang Zhang owns 100% of the outstanding shares of Bigtree Capital Limited and she is the sole director of Bigtree Capital

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Limited. Ms. Lanfang Zhang’s business address is TMF Place, Road Town, Tortola, British Virgin Islands, and her telephone number is (86) 571-8283-8805. She is a citizen of the PRC.

Mr. Zhanggen Xu

Mr. Zhanggen Xu is the general manager officer of Zhejiang Ling Yun Chemical Co., Ltd. which is engaged in the business of manufacturing of chemicals, raw materials and pigment. He has held this position for the past five years. His business address is No. 56, Shengle Village, Xinjie Town, Xiaoshan District, Hangzhou, Zhejiang Province 311217, PRC, and his telephone number is (86) 571-8261-9999. He is a citizen of the PRC.

Mr. Jinfa Ye

Mr. Jinfa Ye is an administrative staff of Zhejiang Shuangkeda Textile Co., Ltd. which is engaged in the business of paper packaging, manufacturing of paper slurry and textile products, real estates, steel structure and bond-free logistics. He has held this position for the past five years. His business address is Xiangli Village, Heshang Town, Xiaoshan District, Hangzhou, Zhejiang Province 311264, PRC, and his telephone number is (86) 571-8226-9922. He is a citizen of the PRC.

Mr. Huohong Wang

Mr. Huohong Wang is the chief financial officer of Shengda Group Co., Ltd. which is engaged in the business of paper packaging, manufacturing of textile and chemicals products, steel structure, real estates, trade and financial investments. He has held this position for the past five years. Mr. Huohong Wang’s business address is No. 2 Beitang Road, Xiaoshan Economic and Technological Development Zone, Hangzhou, Zhejiang Province 311215, PRC, and his telephone number is (86) 571-8283-8437. He is a citizen of the PRC.

Mr. Daliang Teng

Mr. Daliang Teng has been the chief executive officer of Shengda Packaging since April 8, 2010. His business address is No. 2 Beitang Road, Xiaoshan Economic and Technological Development Zone, Hangzhou, Zhejiang Province 311215, PRC, and his telephone number is (86) 571-8283-5778. He is a citizen of the PRC.

Ms. Haihua Yu

Ms. Haihua Yu has been retired for the past five years. Her business address is No. 2 Beitang Road, Xiaoshan Economic and Technological Development Zone, Hangzhou, Zhejiang Province 311215, PRC, and her telephone number is (86) 571-8283-8805. He is a citizen of the PRC.

Envision Capital Partners, L.P.

Envision Capital Partners, L.P. is a limited partnership incorporated under the laws of the Cayman Islands. The principal business of Envision Capital Partners, L.P. is conducting investment activities, and the address of its principal office is Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands. The general partner of Envision Capital Partners, L.P. is Envision Capital GP, L.P., a limited partnership incorporated under the laws of the Cayman Islands. The principal business of Envision Capital GP, L.P. is conducting investment activities, and the address of its principal office is Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands. The controlling person of Envision Capital GP, L.P. is Mr. Gang Wang, who is the managing partner of Envision Capital, which principal business is conducting investment activities. Mr. Gang Wang is a citizen of the PRC. The business address of Mr. Gang Wang and the address of the principal business of Envision Capital is 1303, Bank of East Asia Finance Tower, 66 Huayuanshiqiao Road, Pudong, Shanghai 200120, PRC. The telephone number of Envision Capital Partners, L.P. is (86) 21-3383-0038.

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CSV China Opportunities Fund, L.P.

CSV China Opportunities Fund, L.P. is a limited partnership incorporated under the laws of the British Virgin Islands. The principal business of CSV China Opportunities Fund, L.P. is conducting investment activities, and the address of its principal office is Appleby Corporate Services (BVI) Limited, Jayla Place, Wickhams Cay 1, P.O. Box 3190, Road Town, Tortola, British Virgin Islands. The general partner of CSV China Opportunities Fund, L.P. is CSV China Opportunities Ltd., a company incorporated under the laws of the British Virgin Islands. The principal business of CSV China Opportunities Ltd. is conducting financial investments. The controlling person of CSV China Opportunities Ltd. is Mr. Earl Ching-Hwa Yen, who is the managing director of CSV China Opportunities Ltd. Mr. Earl Ching-Hwa Yen is a citizen of the United States. The business address of Mr. Earl Ching-Hwa Yen and the address of the principal business of CSV China Opportunities Ltd. is c/o Ascend (Shanghai) Co., Ltd., Room 103, Bldg. 18, No. 800 Huashan Rd., Shanghai 20050, PRC. The telephone number of CSV China Opportunities Fund, L.P. is (86) 21-6225-8579.

Ray Shi China Small Mid Cap Select Fund

Ray Shi China Small Mid Cap Select Fund is a series of Ray Shi Investment Trust, a statutory trust under the Delaware Statutory Trust Act. The principal business of Ray Shi China Small Mid Cap Select Fund is conducting investment activities. BNY Mellon Trust of Delaware, a Delaware state chartered bank, is the trustee of Ray Shi Investment Trust, and its registered office is 100 White Clay Center, Suite 102, Newark Delaware 19711, United States of America. Ray Shi Capital Group, LLC is the investment manager of Ray Shi China Small Mid Cap Select Fund, and its principal business is investment management. The controlling person of Ray Shi Capital Group, LLC is Mr. Wei Li, who has been the managing member of Ray Shi Capital Group, LLC for the past five years. Mr. Wei Li is the sole director and sole executive officer of Ray Shi Capital Group, LLC. Mr. Wei Li is a citizen of the United States. The business address of Mr. Wei Li and the address of the principal office of Ray Shi China Small Mid Cap Select Fund and Ray Shi Capital Group, LLC is 6556 High Point Dr SW, Seattle, Washington 98126, United States of America. The telephone number of Ray Shi China Small Mid Cap Select Fund is (1) 415-968-9923.

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LB Holdings II, LLC

LB Holdings II, LLC is a Delaware limited liability company. The principal business of LB Holdings II, LLC is conducting investment activities. LB Holdings II, LLC is a wholly-owned subsidiary of Lord Baltimore Capital Corporation, which also serves as the manager of LB Holdings II, LLC. The controlling person of Lord Baltimore Capital Corporation is Mr. Louis B. Thalheimer, who is also an executive officer and director of Lord Baltimore Capital Corporation. The name, principal occupation or employment, business address and citizenship of each director and executive officer of Lord Baltimore Capital Corporation are set forth in Schedule I attached hereto and incorporated herein by reference. The business address of Mr. Louis B. Thalheimer and the address of the principal office of LB Holdings II, LLC and Lord Baltimore Capital Corporation is 6225 Smith Ave., Suite B-100, Baltimore, Maryland 21209, United States of America. The telephone number of LB Holdings II, LLC (1) 410-415-7600.

Newberg Road Partners, L.P.

Newberg Road Partners, L.P. is a limited partnership incorporated under the laws of the State of Texas. The general partner of Newberg Road Partners, L.P. is RGA Ventures, LLC, which is a limited liability company incorporated under the laws of Texas. The controlling person of RGA Ventures, LLC is Mr. Robert G. Ackerley, who is also an investment manager of RGA Ventures, LLC. Mr. Robert G. Ackerley is a citizen of the United States. The principal business of Newberg Road Partners, L.P. and RGA Ventures, LLC is investment management. The business address of Mr. Robert Ackerley and the address of the principal office of Newberg Road Partners, L.P. and RGA Ventures, LLC is 5306 Hollister, Houston, Texas 77040, United States of America. The telephone number of Newberg Road Partners, L.P. is (1) 713-430-3010.

During the five years preceding the date of this filing, none of the Filing Persons, (nor to the best knowledge of the Reporting Persons, any person listed in Schedule I hereto or mentioned above) has been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Item 4. Terms of the Transaction

Material Terms

Pursuant to the Contribution Agreement, the Contributing Stockholders agree to contribute an aggregate of 7,041,997 Shares, or approximately 90.8% of the total outstanding Shares to Parent, in exchange for 7,041,996 ordinary shares issued by Parent (Chairman SPV has subscribed one ordinary share of Parent in connection with the formation of Parent). Immediately after the contribution of the Shares by the Contributing Stockholders, Parent will in turn contribute such Shares to Merger Sub and cause Merger Sub to merge with and into Shengda Packaging through a “short-form” merger under Chapter 92A.180 of the NRS. On May 21, 2015, Merger Sub adopted the Plan of Merger to be effective upon the completion of the contribution of the Shares to be held by Parent to Merger Sub as required under the NRS in order to effect the merger. As soon as practicable on the merger closing date, Parent and Merger Sub will cause the articles of merger to be executed and filed with the Secretary of State of the State of Nevada in accordance with Section 92A.200 of the NRS.

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At the effective time of the merger,

•	Merger Sub will merge with and into Shengda Packaging, and the separate corporate existence of Merger Sub will cease and Shengda Packaging will continue its corporate existence as the surviving corporation in the merger under the laws of the State of Nevada as a wholly-owned subsidiary of Parent;
•	Each Share issued and outstanding immediately prior to the effective time of the merger, other than any Excluded Shares, will be converted into the right of its holder to receive the Merger Consideration;
•	All of such Shares that have been converted into the right to receive the Merger Consideration will no longer be outstanding and will be automatically cancelled and cease to exist as of the effective time;
•	All Excluded Shares will be automatically cancelled and cease to exist as of the effective time, without any conversion of such Excluded Shares and no payment or distribution will be made with respect to such Excluded Shares.

The respective obligations of each of Parent, Merger Sub, Chairman SPV, the Chairman and the other Contributing Stockholders to complete the contribution of the Shares owned by the Contributing Stockholders and other transactions contemplated under the Contribution Agreement are subject to the satisfaction or waiver of the following conditions:

•	The 13e-3 disclosure materials shall have been disseminated to Shengda Packaging’s stockholders in accordance with Rule 13e-3 and other applicable laws for at least the minimum period of time required by Rule 13e-3 and other applicable laws.
•	Receipt of a stockholders’ list of Shengda Packaging, dated no more than five business days prior to the date of the Contribution Agreement, including names and addresses of each stockholder and reflecting that (A) each Contributing Stockholder is the record holder of the Shares set forth in the Contribution Agreement and (B) the Contributing Stockholders collectively own at least 90% of the outstanding Shares, certified by the current transfer agent of Shengda Packaging.
•	The concurrent consummation of the contribution by all the Contributing Stockholders, certified by the current transfer agent of Shengda Packaging.
•	The concurrent consummation of the issuance of ordinary shares of Parent to the Contributing Stockholders in exchange for the contribution of their Shares to Parent.
•	The due execution of the escrow agreement as contemplated under the Contribution Agreement.
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•	No government entity of competent jurisdiction have enacted, issued, promulgated, enforced or entered any law or any order, judgment, injunction, award, decision, determination, stipulation, ruling, subpoena, writ, decree or verdict (whether temporary, preliminary or permanent) that is then in effect and has the effect of enjoining, restraining, prohibiting or otherwise making illegal the consummation of the transactions contemplated by the Contribution Agreement, including the contribution of the Shares, the subscription of 758,621 ordinary shares of Parent by Chairman SPV at a price of $7.25 per share (the “Subscription”), and the merger.
•	The concurrent consummation of the Subscription.

Under Chapter 92A.180 of the NRS, because Parent will hold at least 90% of the outstanding Shares prior to the merger, Parent will have the power to effect the merger without a vote of the board of directors or the stockholders of Shengda Packaging. The Filing Persons intend to take all necessary and appropriate action to cause the merger to become effective on the effective date, without a meeting or consent of the board of directors or the stockholders of Shengda Packaging.

Prior to the effective time of the merger, Parent will designate a bank or trust company to act as the paying agent for the payment of the Merger Consideration. Prior to or at the effective time of the merger, Parent will deposit, or will cause to be deposited, with the paying agent an amount in cash sufficient for the paying agent to make payments to the stockholders of Shengda Packaging. As promptly as practical, after the effective time of the merger, the paying agent will mail to each stockholder of record (other than holders of the Excluded Shares) (a) a letter of transmittal in customary form and (b) instructions for use in effecting the surrender of any share certificates in exchange for the applicable Merger Consideration. Upon completion of the merger, in order to receive the Merger Consideration, each stockholder (other than holders of the Excluded Shares) or a duly authorized representative must (i) deliver an executed letter of transmittal, appropriately completed and executed, to the paying agent, and (ii) surrender such Shares by delivering the stock certificate or certificates that, prior to the merger, had evidenced such Shares to the paying agent. Stockholders are encouraged to read the letter of transmittal carefully when received. Do not forward your stock certificates to the paying agent without a letter of transmittal. You will not be entitled to receive the Merger Consideration until you surrender your stock certificate or certificates along with a duly completed and executed letter of transmittal to the paying agent or until the paying agent receives an “agent’s message” in the case of Shares held in book-entry form and other documents reasonably required by the paying agent and approved by Parent.

For United States federal income tax purposes generally, the receipt of the Merger Consideration by holders of the Shares pursuant to the merger will be a taxable sale of the holders’ Shares. See “Special Factors – Certain Material U.S. Federal Income Tax Consequences” on page 21 of this Schedule 13E-3.

Post-Closing Put Right

Within 45 days after the merger is completed, each of Other Contributing Stockholder will have a Put Right to require Chairman SPV to purchase the Put Securities at a price of $7.25 per share.The Other Contributing Stockholders are granted the Put Rights instead of simply being paid for their Shares together with the other unaffiliated stockholders of Shengda Packaging at a price of $7.25 per Share because by taking into account the Shares owned by the Other Contributing Stockholders, all of the Contributing Stockholders will beneficially own an aggregate of 7,041,997 Shares, or approximately 90.8% of the total outstanding Shares, which will enable them to pursue a “short-form” merger under Section 92A.180 of the NRS. The Contributing Stockholders believe that a “short-form” merger is the most cost-effective way for Parent to acquire all of the other Shares of Shengda Packaging not owned directly or indirectly by the Contributing Stockholders and to provide a source of immediate liquidity to the holders of such Shares. In addition, the Put Rights provide the Other Contributing Stockholders with liquidity to exit their investments in Shengda Packaging, as well as the possibility to benefit by participating in the long-term value of Shengda Packaging if any of them decides not to exercise its Put Right.

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Different Terms

Stockholders of Shengda Packaging will be treated as described in this Item 4 under “Material Terms” above.

Provisions for Unaffiliated Stockholders

None of the Filing Persons intend to grant the unaffiliated stockholders of Shengda Packaging special access to the corporate files of the Filing Persons in connection with the merger. None of the Filing Persons intends to obtain counsel or appraisal services at the expense of the Filing Persons for the unaffiliated stockholders of Shengda Packaging.

No Dissenter’s Rights for Holders of Common Stock

Pursuant to Section 92A.390 of the NRS, stockholders of Shengda Packaging are not entitled to dissenter’s rights or other statutory rights of appraisal under Nevada law in connection with the merger.

Eligibility for Listing or Trading

Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

Transactions

Apart from the transactions as disclosed in “Item 13. Certain Relationships and Related Transactions, and Director Independence” of the annual report of Shengda Packaging on Form 10-K for the fiscal year ended December 31, 2014, and filed with the SEC on March 30, 2015, and in “Item 11. Related Party Transactions” of the quarterly report of Shengda Packaging on Form 10-Q for the three-month period ended March 31, 2015, and filed with the SEC on May 15, 2015, Shengda Packaging had no other material transactions with its related parties for the past two years.

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Other than as described in this Schedule 13E-3, there have been no transactions that occurred during the past two years between the Filing Persons (including their respective executive officers, directors and controlling persons) and Shengda Packaging or any of its affiliates.

Significant Corporate Events

Other than as described in this Schedule 13E-3, there have been no negotiations, transactions or material contacts that occurred during the past two years between (i) any of the Filing Persons or, to the knowledge of any of the Filing Persons, any of the persons listed on Schedule I hereto and (ii) Shengda Packaging or its affiliates concerning any merger, consolidation, acquisition, tender offer for or other acquisition of any class of Shengda Packaging’s securities, election of Shengda Packaging’s directors or sale or other transfer of a material amount of assets of Shengda Packaging. Please refer to the Section entitled “Special Factors – Background of the Transaction, Purposes, Alternatives, Reasons and Effects of the Merger – Background of the Transaction” beginning on page 11 of this Schedule 13E-3.

Negotiations or Contacts

Other than the transactions described in this Schedule 13E-3, there have been no negotiations or material contacts that occurred during the past two years concerning the matters referred to in the paragraph above named as “Significant Corporate Events” between (i) any affiliates of Shengda Packaging or (ii) Shengda Packaging or any of its affiliates and any person not affiliated with Shengda Packaging who would have a direct interest in such matters.

Agreements Involving the Subject Company’s Securities

Other than as described in this Schedule 13E-3, there is no agreement, arrangement or understanding, whether or not legally enforceable, between any of the Filing Persons or, to the knowledge of any of the Filing Persons, any of the persons listed on Schedule I hereto and any other person with respect to any securities of Shengda Packaging.

Item 6. Purposes of the Transaction and Plans or Proposals

Use of Securities Acquired.

The Shares acquired in the merger from the unaffiliated stockholders of Shengda Packaging will be cancelled.

Plans.

It is currently expected that, following the consummation of the merger, the business and operations of Shengda Packaging will, except as set forth in this Schedule 13E-3, be conducted by Shengda Packaging (as the surviving entity of the merger) and/or its subsidiaries substantially as they currently are being conducted. Following the consummation of the merger, the Filing Persons intend to cause Shengda Packaging to terminate the registration of the Shares under Section 12(g)(4) of the Exchange Act following the merger, which would result in the suspension of Shengda Packaging’s duty to file reports pursuant to the Exchange Act. For additional information see “Special Factors — Background of the Transaction, Purposes, Alternatives, Reasons and Effects of the Merger — Effect of the Merger on the Company” and Item 4 “Terms of the Transaction” beginning on pages 18 and 53, respectively, of this Schedule 13E-3.

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After the consummation of the merger, the directors and officers of Shengda Packaging immediately prior to the completion of the merger will remain as the directors and officers of the surviving corporation, in each case until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

Pursuant to the Contribution Agreement, within 45 days after the merger is completed, each of the Other Contributing Stockholders has the Put Right to require Chairman SPV to purchase all but not less than all of such Other Contributing Stockholder’s Put Securities at a price of $7.25 per share.

Except as otherwise described in this Schedule 13E-3, the Filing Persons do not currently have any commitment or agreement and are not currently negotiating for the sale of any of Shengda Packaging’s businesses. Except as otherwise described in this Schedule 13E-3, Shengda Packaging has not, and the Filing Persons have not, as of the date of this Schedule 13E-3, approved any specific plans or proposals for:

•	any extraordinary corporate transaction involving Shengda Packaging after the completion of the merger;
•	any sale or transfer of a material amount of assets currently held by Shengda Packaging after the completion of the merger;
•	any material change in Shengda Packaging’s dividend rate or policy, or indebtedness or capitalization; or
•	any other material change in Shengda Packaging’s corporate structure or business.

Item 7. Background of the Transaction, Purposes, Alternatives, Reasons and Effects
of the Merger

See “Special Factors – Background of the Transaction, Purposes, Alternatives, Reasons and Effects of the Merger” beginning on page 11 of this Schedule 13E-3.

Item 8. Fairness of the Transaction

See “Special Factors – Fairness of the Merger” beginning on page 25 of this Schedule 13E-3.

Item 9. Reports, Opinions, Appraisals and Negotiations

See “Special Factors – Reports, Opinions, Appraisals and Negotiations” beginning on page 30 of this Schedule 13E-3.

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Item 10. Source and Amount of Funds or Other Consideration

Source of Funds

The Filing Persons estimate that the total amount of funds necessary to complete the merger and the related transactions is anticipated to be $11,693,452.50, including (a) payments in a total amount of $5,192,181.75 as the Merger Consideration to the stockholders of Shengda Packaging other than holders of the Excluded Shares and (b) payments in a total amount of $6,501,270.75 to the Other Contributing Stockholders if all of them decide to exercise their Put Rights. This amount is expected to be funded through the proceeds from the loan in an amount of $14,000,000.00 pursuant to the Facility Agreement, which is described under the subheading “Borrowed Funds” in this section.

None of the Filing Persons has entered into any alternative financing arrangements or alternative financing plans.

Conditions

Material conditions to the financing of the merger are described under the Section “Item 4. Terms of the Transaction” beginning on page 53 of this Schedule 13E-3 and the subheading “Borrowed Funds” in this section.

Expenses

Fees and expenses incurred or to be incurred by the Filing Persons in connection with the merger are estimated at the date of this Schedule 13E-3 and set forth in the table below. Such fees are subject to change pending completion of the merger.

Description	Amount
Legal fees and expenses	$550,000.00
Financial advisory fees and expenses	$135,000.00
Paying Agent (including filing, printing and mailing)	$20,000.00
Miscellaneous fees and expenses	$20,000.00
Total	$725,000.00

These expenses will not reduce the Merger Consideration to be received by the stockholders of Shengda Packaging. Regardless of whether the merger is completed, the party incurring any costs and expenses in connection with the merger will pay those costs and expenses; provided, that any costs and expenses of Parent, Merger Sub, the Chairman and Chairman SPV incurred in connection with the merger will be solely borne by the Chairman SPV.

Borrowed Funds

On May 21, 2015, Chairman SPV as borrower and Primelink as lender entered into the Facility Agreement, pursuant to which Primelink committed to provide debt financing in the aggregate principal amount of up to $14,000,000.00 to, subject to the conditions set forth therein, fund (i) the Merger Consideration to be paid to the stockholders of Shengda Packaging other than holders of the Excluded Shares, (ii) if any of the Other Contributing Stockholders exercises its Put Right, the amounts to be paid by Chairman SPV to such Other Contributing Stockholder to acquire its Put Securities and (iii) the amounts to be paid by Parent, Merger Sub, the Chairman and Chairman SPV for costs and expenses incurred in connection with the merger and the debt financing.

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•	Conditions. The financing will be subject to the satisfaction or waiver of certain conditions, including the following:
o	receipt by Primelink of all of the documents and other evidence specified in the Facility Agreement, each in form and substance satisfactory to Primelink (acting reasonably);
o	no default is continuing or would result from the proposed loan on the date of the utilisation request and on the proposed utilisation date;
o	the representations made by Chairman SPV are true in all material respects on the date of the utilisation request and on the proposed utilisation date; and
o	a letter in the agreed form and signed by the authorized signatory of Chairman SPV that all conditions precedent to the completion of the contribution of the Shares pursuant to the Contribution Agreement (with the exception of the concurrent closing of the Subscription) have been satisfied or waived in accordance with the terms and conditions of the Contribution Agreement.
•	Interest Rate. The interest rate under the Facility Agreement is ten percent (10%) per annum.
•	Repayment. Chairman SPV is required to repay the outstanding amount of the loan, together with any accrued interest, in full on the first anniversary of the date on which the loan is drawn down by Chairman SPV in accordance with the Facility Agreement, provided that if the Contribution Agreement is terminated, Chairman SPV is required to repay any amount of the loan that may have been drawn down within 10 business days after the date of termination of the Contribution Agreement.
•	Guarantees. The obligations of Chairman SPV under the Facility Agreement will be personally guaranteed by the Chairman, Ms. Xinya Qu and Ms. Congyi Fang.
•	Security. The obligations of Chairman SPV under the Facility Agreement will be secured by charges over 100% of Chairman SPV’s equity interests in Parent.

Item 11. Interest in Securities of the Subject Company

Securities Ownership

The following table sets forth information with respect to the beneficial ownership of the Shares as of the date hereof by each Contributing Stockholder:

Contributing Stockholders	Ordinary Shares Beneficially Owned by each Contributing Stockholders prior to the Contribution
	Number	%(1)
Wuxiao Fang	2,310,000	29.8%
Nengbin Feng(2)	1,041,262	13.4%
Congyi Fang	840,000	10.8%
Yueming Qi	168,720	2.2%
Baishun Shen	264,588	3.4%
Guofang Wang	263,980	3.4%
Zumao Shi	200,000	2.6%
Lanfang Zhang	1,772	0.0%
Bigtree Capital Limited	354,356	4.6%
Zhanggen Xu	369,592	4.8%
Jinfa Ye	215,000	2.8%
Huohong Wang	16,000	0.2%
Daliang Teng	30,000	0.4%
Haihua Yu	70,000	0.9%
Envision Capital Partners, L.P.	229,998	3.0%
CSV China Opportunities Fund, L.P.	150,758	1.9%
Ray Shi China Small Mid Cap Select Fund	232,104	3.0%
LB Holdings II, LLC	82,266	1.1%
Newberg Road Partners, L.P.	201,601	2.6%

(1) Beneficial ownership percentages are calculated based on a total number of 7,758,160 Shares outstanding as of May 21, 2015. Beneficial ownership is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

(2) Chairman SPV does not own any Shares as of May 21, 2015.

Other than as set forth in the table, to the knowledge of the Filing Persons, none of the directors and executive officers of any of the Filing Persons or any associate or majority-owned subsidiary of the foregoing beneficially owns any Shares.

As of the date hereof, the Filing Persons were, in the aggregate, the deemed beneficial owners of 7,041,997 Shares or approximately 90.8% of the total outstanding Shares. Immediately prior to the consummation of the merger, the Contributing Stockholders will contribute to Parent 7,041,997 Shares, and Parent will contribute such Shares to Merger Sub, pursuant to the Contribution Agreement. Upon the contribution by Parent of its Shares to Merger Sub, Merger Sub will be the holder of an aggregate of 7,041,997 Shares, representing approximately 90.8% of the total outstanding Shares. The Filing Persons are the deemed beneficial owners, the aggregate, of 100% of the equity interest of Parent. Parent is the sole stockholder of Merger Sub.

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Securities Transactions

The Contributing Stockholders have agreed to contribute a total number of 7,041,997 Shares to Parent, which will in turn contribute such Shares to Merger Sub prior to the consummation of the merger pursuant to the terms of the Contribution Agreement. The Contribution Agreement is filed as Exhibit 7.02 to a Schedule 13D as filed by the Contributing Stockholders with the SEC on May 21, 2015. There was no other transaction in the Shares effected during the past 60 days by the Filing Persons or, to the knowledge of the Filing Persons, the directors and executive officers of any of the Filing Persons or any associate or majority-owned subsidiary of the foregoing.

Item 12. The Solicitation or Recommendation

Not Applicable.

Item 13. Financial Statements

Financial Information

The audited consolidated financial statements of Shengda Packaging for the year ended December 31, 2013 and the year ended December 31, 2014 are incorporated herein by reference to the Consolidated Financial Statements included in Shengda Packaging’s annual report on Form 10-K for its fiscal years ended December 31, 2013 and 2014 (the “Form 10-K”). The unaudited consolidated financial statements of Shengda Packaging for the three-month period ended March 31, 2015 are also incorporated herein by reference to the Consolidated Financial Statements included in Shengda Packaging’s quarterly report on Form 10-Q for the quarter ended March 31, 2015 (the “Form 10-Q”).

The following sets forth certain selected historical consolidated financial information of Shengda Packaging. The financial data has been derived from the audited financial statements filed as part of the Form 10-K. The information set forth below is not necessarily indicative of future results and should be read in conjunction with the financial statements and the related notes and other financial information contained in the Form 10-K.

•	Selected Consolidated Balance Sheet Data
	As of December 31,		As of March 31, (unaudited)
	2014	2013	2015
Total current assets	$83,890,435	$82,880,870	$85,523,298
Total assets	$170,960,951	$165,038,854	$177,036,820
Total current liabilities	$53,207,882	$53,605,128	$60,274,256
Total liabilities	$57,707,882	$53,605,128	$60,274,256
Total equity attributable to Shengda Packaging stockholders	$113,041,210	$111,135,481	$113,449,080
Non-controlling interests	$211,859	$298,245	$3,313,484
Total shareholders’ equity	$113,253,069	$111,433,726	$116,762,564
Total liabilities and shareholders’ equity	$170,960,951	$165,038,854	$177,036,820

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•	Selected Consolidated Statements of Operations Data
	For the year ended December 31,		Three Months Ended March 31, (unaudited)
	2014	2013	2015
Revenue	$152,575,962	$134,182,900	$37,927,419
Gross profit	$21,875,293	$19,453,417	$5,006,543
Other income (expenses)	$(822,413)	$613,692	$(55,611)
Net income (loss)	$2,500,059	$2,634,309	$(99,809)
Net income (loss) attributable to Shengda Packaging stockholders	$2,586,605	$2,743,946	$(63,595)
Earnings (loss) per share—basic	$0.07	$0.07	$(0.00)
Earnings (loss) per share—diluted	$0.07	$0.07	$(0.00)

•	Ratio of Earnings to Fixed Charges
	For the year ended December 31,		Three Months Ended March 31 (unaudited)
	2014	2013	2015
Ratio of Earnings to Fixed Charges (1)	$ 3.05	$ 4.06	$ (0.32)

(1) The ratio of earnings to fixed charges is determined by dividing (i) income before income taxes plus interest expenses by (ii) interest expenses.

•	Net Book Value per Share of the Shares

The net book value per Share as of December 31, 2014 was $2.92 based on the number of issued and outstanding Shares for the year ended December 31, 2014 (which does not reflect the effect of the reverse stock split of the Shares completed on May 18, 2015).

The Form 10-K and Form 10-Q, and Shengda Packaging’s other SEC filings, are available for inspection and copying at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The Form 10-K and Form 10-Q are also available to the public from the SEC’s website at http://www.sec.gov.

Pro Forma Information

Not Applicable.

Item 14. Personal/Assets, Retained, Employed, Compensated or Used

Solicitations or Recommendations

There are no persons or classes of persons who are directly or indirectly employed, retained, or to be compensated to make solicitations or recommendations in connection with the merger.

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Employees and Corporate Assets

Other than as described in this Schedule 13E-3, no officers, class of employees, or corporate assets of Shengda Packaging has been or will be employed by or used by the Filing Persons in connection with the merger.

Item 15. Additional Information

None.

Item 16. Exhibits

(a)(1)	Letter from Yida International Acquisition Limited to Stockholders of China Shengda Packaging Group Inc.
(b)(1)	Facility Agreement, dated as of May 21, 2015, by and between Eastlake Capital Limited and Primelink Investment Limited, filed as Exhibit 7.03 on a Schedule 13D as filed by the Contributing Stockholders with the SEC on May 21, 2015.
(c)(1)	Financial Analysis Performed by Duff & Phelps, LLC dated June 5, 2015.
(d)(1)	Contribution and Subscription Agreement, dated as of May 21, 2015, by and among Yida International Holdings Limited, Yida International Acquisition Limited, Eastlake Capital Limited, Nengbin Fang and the other Contributing Stockholders, filed as Exhibit 7.02 on a Schedule 13D as filed by the Contributing Stockholders with the SEC on May 21, 2015.
(d)(2)	Plan and Agreement of Merger adopted by the board of directors of Yida International Acquisition Limited on May 21, 2015.
(e)	Not applicable
(f)	Not applicable

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SIGNATURES

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 30, 2015

YIDA INTERNATIONAL HOLDINGS LIMITED By: /s/ Nengbin Fang Name: Nengbin Fang Title: Director
YIDA INTERNATIONAL ACQUISITION LIMITED By: /s/ Nengbin Fang Name: Nengbin Fang Title: Director
EASTLAKE CAPITAL LIMITED By: /s/ Nengbin Fang Name: Nengbin Fang Title: Director
NENGBIN FANG By: /s/ Nengbin Fang
WUXIAO FANG By: /s/ Nengbin Fang Name: Nengbin Fang Title: Attorney-in-fact
CONGYI FANG By: /s/ Nengbin Fang Name: Nengbin Fang Title: Attorney-in-fact
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YUEMING QI By: /s/ Nengbin Fang Name: Nengbin Fang Title: Attorney-in-fact
BAISHUN SHEN By: /s/ Nengbin Fang Name: Nengbin Fang Title: Attorney-in-fact
GUOFANG WANG By: /s/ Nengbin Fang Name: Nengbin Fang Title: Attorney-in-fact
ZUMAO SHI By: /s/ Nengbin Fang Name: Nengbin Fang Title: Attorney-in-fact
LANFANG ZHANG By: /s/ Nengbin Fang Name: Nengbin Fang Title: Attorney-in-fact
BIGTREE CAPITAL LIMITED By: /s/ Nengbin Fang Name: Nengbin Fang Title: Attorney-in-fact
ZHANGGEN XU By: /s/ Nengbin Fang Name: Nengbin Fang Title: Attorney-in-fact
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JINFA YE By: /s/ Nengbin Fang Name: Nengbin Fang Title: Attorney-in-fact
HUOHONG WANG By: /s/ Nengbin Fang Name: Nengbin Fang Title: Attorney-in-fact
DALIANG TENG By: /s/ Nengbin Fang Name: Nengbin Fang Title: Attorney-in-fact
HAIHUA YU By: /s/ Nengbin Fang Name: Nengbin Fang Title: Attorney-in-fact
ENVISION CAPITAL PARTNERS, L.P. By: /s/ Nengbin Fang Name: Nengbin Fang Title: Attorney-in-fact
CSV CHINA OPPORTUNITIES FUND, L.P. By: /s/ Nengbin Fang Name: Nengbin Fang Title: Attorney-in-fact
RAY SHI CHINA SMALL MID CAP SELECT FUND By: /s/ Nengbin Fang Name: Nengbin Fang Title: Attorney-in-fact
LB HOLDINGS II, LLC By: /s/ Nengbin Fang Name: Nengbin Fang Title: Attorney-in-fact
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NEWBERG ROAD PARTNERS, L.P. By: /s/ Nengbin Fang Name: Nengbin Fang Title: Attorney-in-fact

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SCHEDULE I

Directors and Executive Officers of Each Filing Person

The name, title, present principal occupation or employment, business address, citizenship and five-year employment history of the directors and executive officers of the relevant company, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupation is conducted, are set forth below.

1.	Yida International Holdings Limited (“Parent”)

Mr. Nengbin Fang is the sole director of Parent. Parent has no executive officer. See Item 3 “Identity and Background of Filing Persons” on page 49 of this Schedule 13E-3 for the relevant information of Mr. Fang.

2.	Yida International Acquisition Limited (“Merger Sub”)

Mr. Nengbin Fang is the sole director of Merger Sub. Merger Sub has no executive officer. See Item 3 “Identity and Background of Filing Persons” on page 49 of this Schedule 13E-3 for the relevant information of Mr. Fang.

3.	Eastlake Capital Limited (“Chairman SPV”)

Mr. Nengbin Fang is the sole director of Chairman SPV. Chairman SPV has no executive officer. See Item 3 “Identity and Background of Filing Persons” on page 49 of this Schedule 13E-3 for the relevant information of Mr. Fang.

4.	LB Holdings II, LLC
Name	Title	Principal Occupations for the Past Five Years	Business Address
Louis B. Thalheimer	Executive and director	Executive and director of Lord Baltimore Capital Corporation	6225 Smith Ave., Suite B-100, Baltimore, Maryland 21209, United States of America
W. Matthews Long, III	Executive	Executive of Lord Baltimore Capital Corporation	6225 Smith Ave., Suite B-100, Baltimore, Maryland 21209, United States of America
Scott K. Giese	Executive	Executive of Lord Baltimore Capital Corporation	6225 Smith Ave., Suite B-100, Baltimore, Maryland 21209, United States of America
Russell W. Bell	Executive	Executive of Lord Baltimore Capital Corporation	6225 Smith Ave., Suite B-100, Baltimore, Maryland 21209, United States of America
Stephen J. Bolin	Executive	Executive of Lord Baltimore Capital Corporation	6225 Smith Ave., Suite B-100, Baltimore, Maryland 21209, United States of America
William R. Coleman	Director	Retired	6225 Smith Ave., Suite B-100, Baltimore, Maryland 21209, United States of America

Henry P. Bubel	Director	Attorney at Patterson Belknap Webb & Tyler LLP	1133 Avenue of the Americas, New York, New York 10036, United States of America
Donald G. Kilpatrick	Director	Attorney at Pillsbury Winthrop Shaw Pittman LLP	1540 Broadway, New York, New York 10036-4039, United States of America
Martin D. Krall	Director	Attorney at Pillsbury Winthrop Shaw Pittman LLP	1200 Seventeenth Street, NW Washington, DC 20036, United States of America
Jere D. McGaffey	Director	Attorney at Foley & Lardner LLP	777 East Wisconsin Avenue, Milwaukee, WI 53202-5306, United States of America
Elizabeth T. Wachs	Director	Director of Lord Baltimore Capital Corporation	6225 Smith Ave., Suite B-100, Baltimore, Maryland 21209, United States of America

Note:

1.	Each individual listed above is a citizen of the United States of America.
2.	The principal business of Lord Baltimore Capital Corporation is conducting investment activities, and its address is 6225 Smith Ave., Suite B-100, Baltimore, Maryland 21209, United States of America.
3.	Patterson Belknap Webb & Tyler LLP is a law firm and its address is 1133 Avenue of the Americas, New York, New York 10036, United States of America.
4.	Pillsbury Winthrop Shaw Pittman LLP is a law firm and its address is 1540 Broadway, New York, New York 10036-4039, United States of America.
5.	Foley & Lardner LLP is a law firm and its address of its Milwaukee office is 777 East Wisconsin Avenue, Milwaukee, WI 53202-5306, United States of America.